United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

PHAROL, SGPS S.A.

FIRST NINE MONTHS 2015 RESULTS

•                        PHAROL maintained its focus on containing costs during the first nine months of 2015, with recurring operating expenses amounting to Eur. 10.5M, versus Eur. 17.3M in the same period in the prior year (- 39%).

•                        Net loss for the period in the amount of Eur. 137.0M, was mainly due to (a) the incorporation of Oi’s net losses, and (b) the decrease in the mark-to-market value of the Call Option in respect of the Oi shares, as a result of the decrease in Oi’s share price and weakening of the real.

•                        The operating performance of Oi remains solid and had a positive evolution in a challenging macroeconomic environment; the net losses are justified by the magnitude of Oi’s debt and corresponding interest expenses, which, in the meanwhile, has increased in foreign currency.

Highlights of Oi’s 2015 9M progress

•            Recurring EBITDA increased 10.1% to 5,810 million reais.

•            Maintaining focus on the strategic axis: growth in value added services in the different segments, cost reduction programme and increased efficiency in the investment plan.

•            Reiterated 2015 guidance: Routine EBITDA of Brazilian operations between 7.0 and 7.4 million reais.

MESSAGE FROM THE CEO

Luís Palha da Silva

“We are satisfied with the evolution in our main areas. Our investee Oi had a solid operational performance, considering the difficult economic environment in Brazil. At PHAROL, externalizing services and rigorous criteria in containing costs are contributing to a much higher efficiency of the organization.

PHAROL remains totally focused on the continuous evaluation of strategic alternatives to optimize the Oi and Rio Forte assets and assess the best options to remunerate the shareholders.”

Highlights

PHAROL

(Euro million)	9M15	9M14	3Q15	3Q14

EBITDA	(16.6)	(35.3)	(7.6)	(22.5)

Losses (gains) in joint ventures and associates	64.6	62.8	77.9	5.0

Result from recurring operations	(137.0)	(89.1)	(122.7)	(22.3)

OI

(R$ Million)	9M15	9M14	3Q15	3Q14

Net Revenues	20,651	20,925	6,827	6,968

Routine EBITDA	5,810	5,279	1,852	1,698

Routine EBITDA Margin %	28.1%	25.23%	27.13%	24.37%

Net earnings	(796.9)	15.0	(1,020.9)	5.0

Net Debt	37,241	47,799	37,241	47,799

Capex	2,976	4,018	950	1,431

Luís Sousa de Macedo

Investor Relations

Tel:  +351 212 697 698 - Fax: +351 212 697 949

E-mail: ir@pharol.pt

PHAROL, SGPS S.A.

CONSOLIDATED

REPORT

Nine months 2015

INDEX

01 FINANCIAL REVIEW

02 BUSINESS PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENTS

ADDITIONAL INFORMATION TO SHAREHOLDERS

“PHAROL”, “Group PHAROL”, “Group” and “Company” is a reference to the companies that are part of PHAROL SGPS, S.A. or to one of them, depending on the context.

01 FINANCIAL REVIEW

FINANCIAL REVIEW

As of 31 December 2014, following the capital increase of Oi, S.A. (“Oi”), concluded on 5 May, 2014 (the “Oi Capital Increase”), PHAROL held a 39.7% direct and indirect stake in Oi. This included a portion classified as a non-current asset held for sale (Note 12), in connection with the Exchange agreement (“Exchange”) entered into on 8 September, 2014 and completed on 30 March, 2015, and the remaining stake of 22.8% classified as investment in joint ventures (Note 13) and therefore accounted for using the equity method.

On 30 March, 2015, the Exchange was completed, whereby PHAROL (1) transferred to Portugal Telecom International Finance, B.V. (“PT Finance”), a subsidiary of Oi, an aggregate amount of 47,434,872 common shares and 94,869,744 preferred shares of Oi, and (2) received from PT Finance debt securities of Rio Forte Investments S.A. (“Rio Forte”) with a nominal value of Euro 897 million and a call option on the transferred shares (“Call Option”). After the completion of the Exchange, PHAROL held an effective stake of 27.5% in Oi corresponding to the 22.8% stake referred above plus 4.7% due to the decrease in the number of outstanding shares of Oi.

The relevant agreements for the implementation of the New Structure of Oi, further described in the next chapter, were signed on 22 July, 2015. On 1 September, 2015 a General Meeting of Shareholders of Oi was held where the New Structure was approved.

As of 30 September, 2015, after the implementation of the New Structure, but prior to the voluntary conversion of preferred shares to ordinary shares of Oi, PHAROL held, directly or indirectly through wholly owned subsidiaries, (1) 84,167,978 ordinary shares and 108,016,749 preferred shares of Oi, (2) the debt securities of Rio Forte with a nominal value of Euro 897 million, and (3) the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi with an exercise price of R$20.104 per common share and R$18.529 per preferred share, adjusted by the Brazilian rate CDI plus 1.5% per annum, and with a 6-year maturity. The Call Option has partial expiration dates throughout the period so the option volume is reduced by 10% at the end of the first year and by 18% per year thereafter.

As of 8 October, 2015, following the voluntary conversion of preferred shares into common shares of Oi, PHAROL now holds, directly and indirectly through wholly owned subsidiaries, 183,662,204 common shares of Oi, representing 27.2% of total share capital of Oi (excluding treasury shares). PHAROL’s voting rights in Oi are limited to 15% of the total common shares of Oi.

With the implementation of the New Structure on 30 July, 2015, the shareholders agreements, through which joint control of Oi was exercised, were terminated. Up to that date, PHAROL accounted for its stake in Oi as an Investment in Joint Ventures. Currently, PHAROL considers it has significant influence over Oi and classifies it as an associate company. As a result, from 30 July, 2015 the investment in Oi continues to be accounted for according to the equity method, based on PHAROL’s economic stake in Oi’s results (27.4% as of 30 September, 2015).

In 9M15, the consolidated net loss amounting to Euro 137 million, mainly reflects (1) the Euro 65 million loss in investments in joint ventures and associates, mainly reflecting the interest of PHAROL in Oi’s results, (2) the Euro 17 million consolidated operational costs, which included non-recurring financial and legal services, and (3) a Euro 57 million loss relative to the reduction in the fair value of the Call Option, associated with the Real devaluation and the Oi share price reduction (registered in net losses on financial assets and other investments and other net financial losses).

CONSOLIDATED INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT

Euro million

	9M15	9M14 Restated	3Q15	3Q14 Restated
Wages and salaries	2.7	8.1	0.8	1.5
Supplies, external services and other expenses	11.5	21.4	5.5	17.0
Provisions and adjustments	—	0.3	—	0.2
Indirect taxes	2.4	5.6	1.3	3.9
Loss before financial results and taxes	(16.6)	(35.3)	(7.6)	(22.5)
Depreciations	0.1	0.1	0.0	0.0
Earnings before interest and taxes	(16.7)	(35.4)	(7.6)	(22.6)
Net other gains	0.3	(0.9)	0.0	0.0
Loss before financial results and taxes	(17.0)	(34.5)	(7.7)	(22.6)
Net interest income	(0.4)	(10.8)	(0.1)	(0.4)
Losses (gains) in losses of joint ventures and associates	64.6	62.8	77.9	5.0
Net losses on financial assets and other investments	39.2	—	27.7	—
Net other financial losses (gains)	16.5	10.8	9.5	0.7
Loss before taxes	(136.9)	(97.2)	(122.7)	(27.9)
Income taxes	0.0	(8.1)	0.0	(5.6)
Net loss from continuing operations	(137.0)	(89.1)	(122.7)	(22.3)
Net income from discontinued operations	—	470.7	—	—
Net loss	(137.0)	381.5	(122.7)	(22.3)
Attributable to non-controlling interests	—	13.6	—	—
Attributable to equity holders of PHAROL, SGPS S.A.	(137.0)	368.0	(122.7)	(22.3)

Consolidated operating costs amounted to Euro 16.6 million in 9M15 compared to Euro 35.3 million in 9M14. This decrease is explained by (1) lower personnel costs due to lower variable remunerations, (2) lower third party expenses mainly related to non-recurring financial and legal services associated with the Business Combination with Oi and the tender offer that PHAROL was subject to, and (3) lower indirect taxes associated with these expenses. The non-recurring financial and legal services mentioned are fully reflected in PHAROL results and amounted to Euro 6.5 million in 9M15.

Interest income amounted to Euro 0.4 million in 9M15 compared to Euro 10.8 million in 9M14. Interest income in 9M14 mainly reflects cash amounts at Bratel Brasil that were used on 5 May, 2014, in the Business Combination, to subscribe debentures (convertible into equity) issued by the controlling holding companies of Oi, where Bratel Brasil held a stake.

Losses in joint ventures and associates amounted to Euro 64.6 million in 9M15, which compares to Euro 62.8 million in 9M14, corresponding to the effective share of PHAROL in the results of Oi and its controlling holding companies, based on the equity method of accounting. Losses recorded in 9M15 reflect (1) PHAROL’s effective stake (22.8% up to 30 March, 2015, 27.5% up to 1 September, 2015 and 27,4% up to 30 September, 2015) in the net income recorded by Oi, (2) PHAROL’s effective stake in the controlling holding companies results up to 1 September, 2015, and (3) a loss of Euro 10 million related to the impact of the increase of PHAROL’s effective stake in Oi from 22.8% to 27.5% related to the completion of the Exchange, which occurred on 30 March, 2015, which reflects the reduction of Oi’s shareholders’ equity between 4Q14 and 1Q15.

The losses recorded in 9M14, amounting to Euro 62.8 million, reflect PHAROL’s effective share in Oi’s net income, and in the net losses of the controlling holding companies of Oi, which mainly reflect interest expenses incurred by these entities associated with their gross debt at the time, which was fully repaid on 5 May, 2014.

The Euro 55.7 million losses in net losses on financial assets and other investments and net other financial losses mainly reflect the reduction in the fair value of the Call Option, associated with the Real devaluation and the Oi share price reduction. In 9M14, net other financial losses amounted to Euro 10.8 million and mainly reflect certain bank commissions and other financial services, including certain financial costs incurred in 2Q14 in connection with the business combination between PHAROL and Oi, namely financial taxes paid for the transfer of funds to Brazil.

Net income from discontinued operations amounted to Euro 470.7 million in 9M14 and includes the income from businesses contributed to the Oi Capital Increase on 5 May, 2014. This mainly reflects a gain recorded in the capital increase of Oi, totaling Euro 699 million, partially offset by the write-off of deferred tax assets relating to reportable tax losses, amounting to Euro 208 million, recorded on the same date due to the discontinuation of businesses in Portugal that supported the recognition of these deferred tax assets.

The result attributable to non-controlling interests amounted to Euro 13.6 million in 9M14, primarily reflecting the minority stake in the Africa businesses in 2014 until May 5, 2014, when they were contributed to the capital increase of Oi.

Net losses attributable to equity holders of PHAROL amounted to Euro 137.0 million in 9M15 compared to a Euro 368.0 million profit in 9M14. In 9M15 the net loss mainly reflects the losses corresponding to the effective interest of PHAROL in the negative Oi net income, the reduction of the fair value of the Call Option and operating expenses.

The 9M14 net profit mainly reflects the gain recorded in the capital increase of Oi, as explained above, which more than compensated for the losses in joint ventures and operating expenses.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Consolidated Statement of Financial Position

Euro million

	30 Sep 2015	31 Dec 2014
ASSETS
Cash and cash equivalents	77.1	109.5
Accounts receivable	0.3	0.1
Investments in joint ventures and associates	613.8	714.2
Tangible assets	0.4	0.2
Taxes receivable	0.3	6.1
Non-current assets held for sale	0.0	388.4
Other assets	163.1	0.0
Total assets	855.1	1,218.5
LIABILITIES
Short-term debt	0.1	0.1
Accounts payable	3.2	9.0
Accrued expenses	18.4	23.4
Taxes payable	0.2	5.4
Provisions	0.1	27.2
Other liabilities	0.9	0.9
Total liabilities	22.9	66.0
Total equity	832.3	1,152.5
Total liabilities and shareholders’ equity	855.1	1,218.5

The cash position net of gross debt, accounts payable, accrued expenses, and taxes payable was Euro 55.2 million and Euro 71.6 million as at 30 September, 2015 and 31 December, 2014, respectively. The evolution during 9M15 was impacted by third party expenses mainly related to non-recurring financial and legal services associated with the Business Combination with Oi and the tender offer that PHAROL was subject to, which are fully reflected in PHAROL’s balance sheet.

Investments in joint ventures and associates mainly correspond to PHAROL’s effective stake in Oi (1) of 22.8% on 31 December, 2014, which was impacted by the classification of a portion of the investment as non current assets held for sale under the Exchange, and (2) of 27.4% on 30 September, 2015, reflecting the share gain compared to 31 December, 2014 due to (i) the decrease in outstanding shares of Oi after the completion of the Exchange, and (ii) the impact of the incorporation of the controlling holding companies by Oi. On 30 September, 2015 and 31 December, 2014, PHAROL’s investment in joint ventures and associates in Oi corresponded to a total investment of Euro 614 million and Euro 714 million, respectively, a Euro 100 million reduction mainly explained by (1) the effective participation of PHAROL in the negative net income of Oi in 9M15 and the controlling holding companies up to 1 September, 2015, which amounted to Euro 54 million, (2) the Euro 75 million negative impact of the real devaluation in 9M15, and (3) the effective participation of PHAROL in the net losses recorded by Oi directly in its shareholders equity in 9M15, which mainly reflect (i) the reversal, at the time of the sale, of the positive foreign currency translation adjustments since May 2014, in the amount of Euro 131 million, related to the increase in value of the stake in PT Portugal, and (ii) the accumulated losses in derivatives in the amount of Euro 79 million, which more than compensated for (1) the share gain in 1Q15, as referred to above, in the amount of Euro 131 million, and (2) the effective participation of PHAROL in the net gains recorded by Oi directly in its shareholders equity related to the implementation of the New Structure, amounting to Euro 109 million, which are mainly associated with the recognition of tax benefits related to goodwill. In 31 December 2014, in addition to the effective stake in Oi, this line item also reflects PHAROL’s effective stake in the controlling holding companies of Oi.

Non-current assets held for sale as of 31 December, 2014 correspond to the fair value of Oi shares in connection with the Exchange entered into with Oi. The fair value of these shares was based on the Oi share price as of 31 December, 2014.

Other assets at 30 September, 2015, amounting to Euro 163 million, mainly include the fair value of assets received on 30 March, 2015 in connection with the Exchange: (1) Euro 135 million related to the estimated fair value of debt instruments issued by Rio Forte, the nominal value of which amounts to Euro 897 million, and (2) Euro 28 million related to the fair value of the Call Option.

Provisions on 31 December, 2014 include an amount of Euro 27 million related to the financial impact of the Exchange. This provision included (1) Euro 168 million related to the difference between the accounting value of the shares to be exchanged and the fair value of assets to be received, (2) net of an amount of Euro 141 million (Note 17) corresponding to the estimated gain of the increase of PHAROL’s effective participation in Oi from 22.8% to 27.5%, as a result of the reduction in outstanding shares of Oi after the completion of the Exchange.

Shareholders’ equity amounted to Euro 832 million on 30 September, 2015 compared to Euro 1,153 million on 31 December, 2014, a decrease of Euro 320 million, mainly reflecting (1) the loss of Euro 137 million recorded in 9M15, (2) the effective participation of PHAROL in the gains and losses recorded by Oi directly in its shareholders equity during 9M15 in the negative amount of Euro 108 million, and (3) the negative Euro 75 million impact in the Oi investment of the real devaluation against the Euro.

Oi RESULTS KEY HIGHLIGHTS

Despite the challenging macroeconomic scenario, Oi has delivered consistent results for another quarter, in line to reach its 2015 guidance of routine EBITDA of R$ 7.0 to 7.4 billion and operational cash flow (OCF) improvement of R$ 1.2 to 1.8 billion, both for the Brazilian operations.

Routine EBITDA of Brazilian operations reached R$ 1,740 million in the quarter, +10.6% y.o.y., as a result of the continued focus on cost efficiency and profitability of the existing customer base.

Despite the 9.5% increase in inflation for the last 12 months (versus 8.9% in 2Q15), Oi presented operating costs and expenses in Brazil of R$ 4,775 million in the quarter, a decrease of 7.5% y.o.y., which represents a real gain of approximately 16%. The routine EBITDA margin of Brazilian operations was 26.7% in 3Q15, an increase of 3.4 p.p. y.o.y.

In 3Q15, OCF (routine EBITDA minus Capex) of the Brazilian operations was R$ 790 million, +455% y.o.y., due to the increase of the routine EBITDA and the focus in a more efficient capital allocation. Capex of Brazilian operations was R$ 950 million (-33.6% y.o.y.), of which 85.6% was directed to the network. Oi has prioritized infrastructure projects and has been able to deliver them very efficiently due to initiatives such as contract renegotiations, network optimization projects and sharing of infrastructure. As a result of these initiatives, Oi has been verifying improvement in customer experience. In the fixed network, for instance, the average speed in broadband increased by 25% in the last twelve months and today 53% of additions are with speeds equal or higher than 10 Mbps. During this same period, IP traffic grew 43% and ADSL congestion rate fell by 17%. In the mobile network, the continuous migration of 2G customers to 3G has driven data traffic growth while Anatel’s metrics of data connection and data drop rate continued to improve.

In Brazil, net customer revenues, which excludes handset sales and revenues from network usage, reached R$ 6,066 million in the quarter, +0.9% y.o.y., despite the unfavorable macroeconomic scenario.

Total net revenues in Brazil reached R$ 6,515 million in the quarter (-3.3% y.o.y.), basically due to the impact of the MTR cut and the outsourcing of the handset operations.

In the Personal Mobility segment, net customer revenues, which excludes sales of handsets and MTR revenues, reached R$ 1,780 million, an increase of 8.1% y.o.y. and 1.3% q.o.q., recording the best market performance in both comparisons. Net service revenues, which excludes only handset revenues, totaled R$ 1,997 million, an increase of 0.9% y.o.y. (2nd largest growth of the market) and 2.4% q.o.q. (the highest growth of the market). For both customer and service revenues, Oi was the only operator to consistently maintain a positive trend in the year-on-year growth over the past five quarters.

The Personal Mobility performance was driven by the increase of 52.8% in data revenues (including VAS), presenting the best performance of the market. The mix of data on service revenues reached 38.3%, an increase of 13 p.p. in the last twelve months, also the best evolution of the market.

In the Residential segment, ARPU continued to show improvement in all products, reaching R$ 79.5 in the quarter (+8.3% y.o.y.), as a result of Oi’s focus on the profitability of its customer base. Net revenues of the segment reached R$ 2,437 million (-0.6% y.o.y.), reinforcing the positive trend observed in recent quarters, due to the increase in ARPU combined with the growth of gross adds and stable churn rates, reflecting the quality of sales and the return to a more intensive commercial approach.

In 3Q15, net revenues in the Corporate / SMEs segment decreased by 3.5% y.o.y., mainly affected by the macroeconomic environment in Brazil.

Cash generated by the Brazilian operations reached R$ 686 million in the quarter, after several quarters of cash consumption. This result reflects Oi’s efforts in the pursuit of operational efficiency.

Net debt increased to R$ 37,241 million (+7.5% q.o.q.), mainly impacted by financial results and by the temporary accounting effect of R$ 1.5 billion related to the mark-to-market of derivatives in the period. In October, approximately R$ 1 billion of this accounting effect has been reverted.

As part of the transformation plan, in early November Oi launched Oi Livre, which revolutionizes the telecommunications model in the country by eliminating the community effect and expanding significantly data offer to be freely used. With Oi Livre, the customer has more data without restrictions of usage and more minutes to call any operator anywhere in the country. Oi therefore makes a strategic move, given the reduction in interconnection tariffs in the country, and follows a global trend adopting a model widely used in markets such as the United States and Europe.

in R$ million*

	9M15	9M14	3Q15	3Q14
Oi S.A. Pro-forma (1)
Total Net Revenues	20,651	21,223	6,827	6,968
EBITDA	6,088	7,166	2,178	2,260
EBITDA Margin (%)	29.5%	33.8%	31.9%	32.4%
Routine EBITDA	5,810	5,279	1,852	1,698
Routine EBITDA Margin (%)	28.1%	24.9%	27.1%	24.4%
Consolidated Net Earnings (Loss) (2)	(797)	15	(1,021)	5
Net Debt	37,241	47,799	37,241	47,799
Available Cash	16,415	3,805	16,415	3,805
CAPEX	3,078	4,170	984	1,470

*Or otherwise stated

in R$ million*

	9M15	9M14	3Q15	3Q14
BRASIL
Revenue Generating Unit (‘000)	71,838	75,035	71,838	75,035
Residential	16,524	17,401	16,524	17,401
Personal Mobility	47,059	48,976	47,059	48,976
Corporate / PMEs	7,602	8,004	7,602	8,004
Public Telephones	651	653	651	653
Total Net Revenues	19,911	20,549	6,515	6,738
Net Services Revenues (3)	19,588	19,991	6,463	6,526
Residential	7,387	7,522	2,437	2,451
Personal Mobility	6,006	6,053	1,997	1,978
Clients (4)	5,336	4,998	1,780	1,646
Corporate / SMEs	5,986	6,193	1,967	2,030
Net Clients Revenues (4)	18,400	18,366	6,066	6,009
Routine EBITDA	5,485	4,923	1,740	1,573
Routine EBITDA Margin (%)	27.5%	24.0%	26.7%	23.3%
CAPEX	2,976	4,018	950	1,431
Routine EBITDA - CAPEX	2,509	904	790	142

*Or otherwise stated

(1) Pro-forma figures, except net earnings, net debt and available cash.

(2) Consolidated Net Earnings include the discontinuation of the operations of PT Portugal, SGPS S.A. (“PT Portugal”). Net Earnings from Discontinued Operations include the positive effect related to exchange variation gains over PT Portugal’s book value, which was registered in shareholders’ equity in 4Q14. With the completion of the PT Portugal sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated to the sale.

(3) Excludes handset revenues.

(4) Excludes handset and interconnection revenues.

02 BUSINESS PERFORMANCE

BUSINESS COMBINATION OF PHAROL AND Oi

Following the memorandum of understanding, disclosed in a timely manner to the market on 2 October, 2013 (“Memorandum of Understanding”), PHAROL, Oi and the major shareholders of both companies announced their intention to proceed with a business combination of PHAROL and Oi (the “Business Combination”) merging them into a single listed entity under Brazilian law, it having been decided that such company would be Telemar Participações, S.A. (“TmarPart”).

The Business Combination, as initially envisioned, involved three main phases:

•                  A first phase, involving the Oi Capital Increase, was completed on 5 May, 2014, with the issuance of common shares and preferred shares in an offering for an aggregate amount of R$8,250 million in cash, including the exercise of a greenshoe, and common shares and preferred shares in favor of PHAROL, in exchange for the contribution in kind, by PHAROL to Oi of (i) all of the operating assets of PHAROL, except the shares held directly or indirectly - through Bratel Brasil and PTB2, S.A. (“PTB2”) - in Oi, Contax Partipações S.A. (“Contax”) and Bratel B.V. (“Bratel”), and (ii) substantially all of PHAROL’s liabilities on the date of the contribution, valued in net terms (assets less liabilities) in accordance with the respective appraisal report at R$5,709.9 million. Simultaneously with the Oi Capital Increase, PHAROL, through its subsidiaries in Brazil, subscribed to debentures convertible into shares of companies belonging to the control groups of AG Telecom Participações S.A. (“AG Telecom”) and of LF Tel S.A. (“LF Tel”), and these entities subscribed to debentures convertible into shares of TmarPart, which have been fully converted. As a result of such conversion, PHAROL came to hold an additional shareholding stake in companies belonging to the control groups of AG Telecom and of LF Tel, and indirectly in TmarPart and Oi;

•                  A second phase, involved the merger of shares, under Brazilian law (the “Merger of Oi”), under which, subject to approval of holders of common shares of Oi and of TmarPart, all shares of Oi not belonging to TmarPart would be exchanged for common shares of TmarPart, with Oi becoming a wholly owned subsidiary of TmarPart and, at the same time, the latter would be listed on the Novo Mercado segment of BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”). Simultaneously with the Merger of Oi, a simplification of the corporate structure of TmarPart was planned, by means of the corporate reorganization of several direct and indirect shareholder holding companies of TmarPart, by which, among other things, PHAROL would come to directly hold shares of Oi corresponding to its indirect stake in TmarPart (“Corporate Reorganization”); and

•                  A third phase, involving the subsequent merger under Portuguese and Brazilian law, of PHAROL with and into TmarPart (the “PHAROL Merger”), and under the terms of which the shareholders of PHAROL would receive a total number of TmarPart shares equal to the number of shares of such company held by PHAROL immediately prior to the PHAROL Merger. The shares of TmarPart, the surviving entity of the above referenced transactions, would be listed on the Novo Mercado segment of BM&FBOVESPA, on the regulated market NYSE Euronext Lisbon (“Euronext Lisbon”) and the New York Stock Exchange (“NYSE”).

The transaction was agreed to, and its execution was delegated to the management of both companies (which included common members amongst themselves, by virtue of the reciprocal stake the companies held in the share capital of each other), subject to the approval at a general shareholders meeting. In the specific case of PHAROL, the first and third stages were subject to approval at a general shareholders meeting.

PHASE 1 — Oi CAPITAL INCREASE

As part of the process leading to the Business Combination, the Oi Capital Increase was carried out, and as planned, part of the newly issued shares of Oi were subscribed by PHAROL and paid by means of a contribution in kind corresponding to all of the shares held by PHAROL in PT Portugal SGPS, S.A. (“PT Portugal”), a company that then owned all of the operating assets of the business of the companies of the PHAROL group (with the exception of shares directly or indirectly held in Oi, Contax and Bratel) and the respective liabilities at the date of its contribution (“PT Assets”). The PT Assets were contributed at a value based on a proposal by the Oi Board of Directors at a general shareholders’ meeting of Oi, supported by an appraisal report conducted by an independent company - Banco Santander (Brasil) S.A., hired for such purpose by Oi - in accordance with applicable Brazilian law. The report was approved at a general shareholders meeting of Oi, held on 27 March, 2014.

As mentioned above, PHAROL’s participation in the Oi Capital Increase, given the importance of the matter, was submitted to approval by a meeting of PHAROL’s general shareholders.

On 27 March, 2014, the shareholders of Oi approved the appraisal report referred to above and the contribution of PT Assets to Oi, valued at R$5,709.9 million - corresponding to the equivalent of Euro 1,750 million, applying the real to Euro exchange rate on 20 February 2014 (i.e., 3.2628 reais per Euro), as provided for in previous agreements - an amount which the shareholders of PHAROL, at a meeting also held on 27 March, 2014, approved for the contribution of such PT Assets in connection with the Oi Capital Increase.

On 5 May, 2014, the Oi Capital Increase was settled, with PHAROL subscribing to 1,045,803,934 common shares and 1,720,252,731 preferred shares, which represented the share capital of Oi received in return for the contribution in kind of the entire share ownership of PT Portugal, holder of the PT Assets. As a result, PHAROL came to hold on such date, as its only significant asset, a direct and indirect stake of 39.7% in the share capital of Oi, comprising a stake of 39.0% of the voting share capital (excluding the indirect stake held by TmarPart, AG Telecom and LF Tel in Oi).

Among the PT Assets, contributed in connection with the Oi Capital Increase, was a creditor position on Rio Forte — a company in the Espírito Santo Group (“GES”) — which corresponded to short-term investments subscribed or acquired by two entities that were at the time, wholly owned subsidiaries of PHAROL - namely PT Portugal and PT Finance - with a par value of Euro 897 million, identified as the “Rio Forte Investments.”

AGREEMENT ON THE TERMS TO PROCEED WITH THE BUSINESS COMBINATION

On 28 July, 2014, following the default by Rio Forte, PHAROL and Oi announced that they had reached an agreement on the definitive terms of the main agreements to be signed following a new Memorandum of Understanding announced on 16 July, 2014. The main terms of these contracts established that:

•                  PHAROL would exchange Rio Forte Investments amounting to Euro 897 million with Oi, in exchange for 474,348,720 common shares plus 948,697,440 preferred shares of Oi (“Exchange Shares”) - adjusting for the effect of the reverse split of Oi shares on 22 December, 2014, corresponding to 47,434,872 common shares and 94,869,744 preferred shares — representing 16.9% of its share capital;

•                  PHAROL would be assigned an American non-transferable call option (“Call Option”) to acquire the Exchange Shares (with the strike price of R$2.0104 for common shares and R$1.8529 for preferred shares) — which, adjusting for the effect of the reverse split of Oi shares, corresponds to R$20.104 for common shares and R$18.529 for preferred shares, after the reverse split, which would be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                  The Call Option on the Exchange Shares would enter into force on the date of the Exchange and mature in six years, the possibility of PHAROL exercising this option expiring by 10% at the end of the first year, and 18% at the end of each subsequent year;

•                  Any amount received as a result of monetization of the Call Option by issuing any derivative instruments would have to be used to acquire shares pursuant to the exercise of the Call Option;

•                  PHAROL could only acquire shares of Oi or TmarPart through the exercise of the Call Option;

•                  The Call Option would be canceled if (i) the bylaws of PHAROL were to be voluntarily altered to remove the 10% voting limitation, (ii) PHAROL were to act as a competitor of Oi, or (iii) PHAROL were to violate certain obligations arising from the definitive documentation, and

•                  The contracts would be concluded as soon as all corporate approvals were obtained and the Exchange, which was completed on 30 March, 2015, would be subject to approval by CVM.

The terms of the agreements also included an alternative agreement to the previously announced merger of PHAROL by TmarPart, in order to achieve the following objectives:

•                  Allow the merger of Oi into TmarPart and the migration to the Novo Mercado segment of BM&FBOVESPA be implemented as soon as possible, with the listing of TmarPart on BM&F Bovespa, Euronext Lisbon and NYSE;

•                  Subject to approval by the Board of Directors and at a general shareholders meeting convened specifically for this purpose, the implementation of an alternative structure to the PHAROL Merger which would allow for the unification of the shareholder basis of both companies, in the fastest and most efficient way possible, and of the attribution to the shareholders of PHAROL of all the TmarPart shares held by PHAROL, after executing the Exchange and before exercising the Call Option, corresponding to a stake of 25.6% in TmarPart, adjusted by treasury shares, and

•                  PHAROL would continue to be listed, with the Rio Forte Investments, Call Option, and its relevant assets.

The terms of the agreements, as described above, were approved on 8 September, 2014 at the general shareholders meeting of PHAROL, and the definitive agreements were signed on the same day. Implementation of the Exchange was in the meanwhile approved by the CVM.

SHAREHOLDER AGREEMENTS

The TmarPart shareholder agreements (“TmarPart Shareholders Agreements”) were in effect until 30 July, 2015, having been entered into or amended on 25 January, 2011, 19 February, 2014 and 8 September, 2014.

The TmarPart Shareholders Agreements comprise (a) a general shareholders’ agreement, signed by all of the shareholders of TmarPart - AG Telecom, LF Tel, the Fundação Atlântico de Seguridade Social (“FATL”), Bratel Brasil, BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), the Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), Fundação Petrobras de Seguridade Social — PETROS (“PETROS”), the Fundação dos Economiários Federais — FUNCEF (“FUNCEF”) - as parties, and by TmarPart and PHAROL, as intervening parties (“Global Shareholders Agreement”) and (b) a shareholders agreement entered into only by AG Telecom, LF Tel and FATL as parties and by TmarPart as an intervening party (“Group Control Shareholders Agreement”).

These agreements were terminated on 30 July, 2015 after the general shareholders meeting of Oi relative to the implementation of the New Structure was called. The New Structure included the incorporation of TmarPart in Oi.

COMPLETION OF THE EXCHANGE AGREEMENT

On 24 March, 2015, PHAROL entered into an agreement with Oi, PT Portugal, PT Finance and TmarPart - Private Agreement for the Assignment of Rights and Obligations (“Assignment Agreement”), by means of which PT Portugal transferred to PT Finance the Rio Forte debt securities held by PT Portugal, and ceded to PT Finance all pertaining rights and obligations in connection with the Exchange Agreement (“Assignment”). The Assignment Agreement also stipulated that the delivery of the Exchange Shares could be implemented by means of the transfer, by PHAROL, of the Exchange Shares, or American

Depositary Shares (“ADS”) of Oi, representative of the Exchange Shares, at PHAROL’s criteria. Oi’s ADR Program is regulated by (1) the Depositary Agreement (Ordinary Shares), signed on 17 February, 2012, as amended, between Oi, the Bank of New York Mellon, acting as depositary (“Depositary”), and all periodical holders of ADSs (American Depositary Shares) (“ADSs ON”), issued in the terms of the abovementioned Agreement; and (2) by the Depositary Agreement (Preferential Shares) signed on 27 February, 2012, as amended, between Oi, the Depositary, and all periodical holders of ADSs (American Depositary Shares) (“ADSs PN”), issued in the terms of the abovementioned Agreement.

On 30 March, 2015, the Exchange was concluded, by means of which PHAROL (1) deposited Oi’s shares object of the Exchange with the Depositary; and (2) instructed the Depositary to register the transfer of 47,434,872 ADSs ON and 94,869,744 ADSs PN (as a whole, the “Exchange ADSs”) to PT Finance, representing Oi’s shares object of the Exchange.

Therefore, on 30 March, 2015, PHAROL transferred the Exchange ADSs to PT Finance, and PT Finance transferred to PHAROL the Rio Forte Investments in the total nominal amount of 897 million Euros.

On 30 March, 2015, the Call Option was in force and effective.

CONCLUSION OF THE NEGOTIATIONS WITH OI TO IMPLEMENT THE NEW STRUCTURE

Negotiations between PHAROL and the major remaining shareholders of Oi were concluded on 31 March, 2015. Such negotiations were aimed at defining a new agreement between the parties concerning the Oi corporate structure and governance model, given the impossibility of migrating TmarPart to the Novo Mercado segment of BM&FBovespa as of 31 March, 2015. The drafting of a new agreement was key to anticipate the main benefits disclosed to shareholders at the time of the Oi Capital Increase, settled on 5 May, 2014. This agreement does not limit the efforts to achieve listing on the Novo Mercado segment of BM&FBOVESPA. The parties have agreed to a new corporate structure and governance model for Oi (the “New Structure”) which, in addition to the benefits and objectives disclosed following the Memorandum of Understanding, will allow Oi to antecipate a new governance model that will cover the main characteristics of the Novo Mercado, and has the following key features:

•                  All of the corporate and management restructuring will take place in Oi, eliminating the need to list TmarPart;

•                  Approval of new Bylaws of Oi, as well as an additional agreement regarding the provisional voting agreement of the shareholders, which will be in effect until the execution of the New Structure, which will allow: (i) the execution of a voluntary exchange program of preferred shares into common shares issued by Oi, with a ratio of 0.9211 common share to each preferred share, subject to the participation of at least two-thirds of the preferred shares within a period of 30 days following the general shareholders’ meeting of Oi, in order to provide to all shareholders the right to vote and to maximize the possibility of a single class of shares; (ii) the implementation of the principle of one share, one vote. However, in order to preserve the balance between shareholders and the dispersion of shareholding control envisaged at the moment of the Oi Capital Increase, a 15% limitation of voting rights applicable to all the shareholders of Oi was agreed to be included in the bylaws of Oi. This limitation will cease to be applicable upon the occurrence of certain events, including a capital increase, a corporate restructuring or a tender offer, which result in a dilution of the existing shareholder base (or the acquisition of shares, as the case may be) greater than 50%; (iii) to further improve liquidity, eliminating the lock-up agreements of all shareholders; (iv) the appointment of a new Board of Directors of Oi, with significant participation of independent members, in which the previous parity in TmarPart between the representatives of PHAROL and of the Brazilian shareholders will remain in force; (v) the extinction of TmarPart, which will be merged into Oi, which will result in the termination of the existing shareholders’ agreements, ensuring the dispersion of shareholder control of Oi; and (vi) the possibility of benefiting from financial synergies, through the merger of the controlling companies of Oi, directly and indirectly; and

•                  All these significant alterations to Oi’s corporate structure will be submitted for approval at a general shareholders’ meeting of Oi and will be implemented as quickly as possible, after approval from Agência Nacional de Telecomunicações Brasileira (“ANATEL”).

Considering the completion, on 30 March, 2015, of the Exchange between PHAROL and PT Finance of ordinary and preferential shares of Oi’s capital, for Rio Forte Investments (“the Exchange”), the Call Option Agreement, signed on 8 September, 2014 (“Call Option Agreement”), came into effect. An amendment (“Amendment”) to the Call Option Agreement was entered into, as was disclosed at the time, which will allow PHAROL to achieve liquidity for its Call Option through a market sale, independent of previous consent from Oi, with Oi having a right of first refusal if PHAROL decides to transfer the Call Option to a third party. The Amendment is subject to approval by a general shareholders meeting of Oi and, if applicable, approval by the CVM. Oi has committed to call such general shareholders meeting.

EXECUTION OF THE NEW STRUCTURE

On 22 July, 2015, PHAROL signed together with Oi and the controlling holding companies of Oi, the relevant documentation for the corporate restructuring, which included all the provisions relevant for the implementation of the New Structure of Oi.

The New Structure was approved by ANATEL and at a general shareholders meeting of Oi held on 1 September, 2015. The agenda of the general meeting included:

•                  Approval of the relevant corporate actions required for the Merger of TmarPart within Oi;

•                  Approval of the new bylaws of Oi;

•                  The approval of the proposal, terms and conditions and the opening of the period for the voluntary exchange of preferred shares of Oi into ordinary shares; and

•                  The election of the Board of Directors of Oi, which will have a mandate that runs until the general shareholders meeting that will approve the 2017 financial statements.

VOLUNTARY CONVERSION OF PREFERRED INTO COMMON SHARES

On October 8, the Board of Directors of Oi confirmed the voluntary conversion of preferred shares into common shares issued by Oi (“Voluntary Conversion”), approved the effective conversion of the preferred shares tendered for conversion with BM&FBovespa and Banco do Brasil, and accepted for exchange the American Depositary Shares (“ADSs”) representing preferred shares (“Preferred ADSs”) that tendered their Preferred ADSs.

After the market closed on October 9, 2015 the common shares issued as a result of the Voluntary Conversion were available in the custody accounts kept at the BM&FBovespa or Banco do Brasil of the respective shareholders that declared their intentions to convert their preferred shares, and could be traded by their holders on the BM&FBovespa from October 13, 2015. The ADSs representing new common shares as a result of the Offer to Exchange in connection with the Voluntary Conversion were issued on October 13, 2015.

The Board of Directors of Oi also approved the call for an extraordinary general meeting, in order to reflect the outcome of the Voluntary Conversion in the Bylaws of Oi.

Upon conclusion of the Voluntary Conversion, 155,915,486 preferred shares that were not tendered for conversion or exchange by their holders remain outstanding.

RIO FORTE INVESTMENTS

As mentioned above, included in the PT Assets contributed by PHAROL in the Oi Capital Increase were short-term investments in commercial paper obligations issued by Rio Forte, and originally subscribed by PHAROL and PT Finance, in the amount of Euro 897 million. The composition of the outstanding amount of the Rio Forte Investments at the time of the Oi Capital Increase on 5 May, 2014 was as follows:

a)                                     On 15 April, 2014, PT Finance subscribed to Euro 647 million in notes issued by Rio Forte, with maturity on 15 July, 2014. The terms and conditions of this transaction defined the notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg;

b)                                     On 15 April, 2014, PHAROL subscribed to Euro 200 million in notes issued by Rio Forte, with maturity on 15 July, 2014. On 5 May 2014, which were transferred to PT Portugal as part of the process of transferring all assets and liabilities directly held by PHAROL to PT Portugal in preparation for the contribution of PT Portugal in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated 21 December, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this operation defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3% per annum. The jurisdiction for dispute resolutions was Luxembourg; and

c)                                      On 17 April, 2014, PT Finance subscribed to Euro 50 million in notes issued by Rio Forte, with maturity on 17 July, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated 21 September, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3.75% per annum. The jurisdiction for dispute resolutions was Luxembourg.

As a result of the Oi Capital Increase, PT Portugal and PTIF and their rights as creditors under the Rio Forte Investments were contributed by PHAROL. On 15 and 17 July, 2014, Rio Forte defaulted on the Rio Forte Investments held by PT Portugal and PTIF.

On 22 July, 2014, Rio Forte filed for creditor protection/controlled management (gestion contrôlée) under Luxembourg law. Even though it recognized that it did not have the financial capacity to meet its financial commitments, it understood that the best protection for its creditors would be the adoption of this legal regime, a request that was denied by a Luxembourg court on 17 October, 2014. Following this rejection, Rio Forte went into liquidation and was declared bankrupt by the Luxemburg Court on 8 December, 2014. According to the most recent public announcement of the liquidation trustees, the deadline to present claims for this debt was extended and will now end on 31 January, 2016.

As a result of the engagement of PricewaterhouseCoopers in Portugal to conduct an independent analysis of the proceedings and acts related to the investments in treasury applications issued by entities of GES, and of an external law firm to prepare an analysis of the liabilities arising out of or in connection with the investments in entities of GES, the Board of Directors of PHAROL decided on 27 May, 2015, that it would file legal action against the prior external auditor.

On 4 June, 2015, the liquidation trustees of Rio Forte informed that, as a result of the seizure of several Rio Forte assets, they had suspended the sale of certain securities held by Rio Forte that have Herdade da Comporta as an underlying asset.

On 31 July, 2015, PHAROL’s general shareholders meeting resolved that the Company shall file a liability claim against all members of the Board of Directors, elected for the three-year term of 2012/2014, who have breached legal, fiduciary and/or statutory duties, among others, either by action or by omission, for the damages caused to PHAROL as a consequence and/or related with the investments in debt instruments issued by entities of GES.

On 2 October, 2015 PHAROL filed the first judicial liability claim before the Lisbon’s District Court, against its former directors Mr. Henrique Manuel Fusco Granadeiro, Mr. Luís Pacheco de Melo and Mr. Amílcar Morais Pires. PHAROL claims an indemnity corresponding to the difference between Euro 897 million and any amount that PHAROL eventually recovers in the context of the insolvency proceeding of Rioforte, as well as other damages that may be evidenced during proceedings, plus interest counted from the date of service until effective and full payment.

This claim does not affect PHAROL’s right to file other liability claims against its former directors (of the period 2012/2014) or against any third parties, such as Deloitte & Associados, SROC, S.A., which in any way may be deemed liable for damages suffered by PHAROL as a consequence and/or related with the investments in Rioforte or other debt instruments issued by entities of Espírito Santo Group.

OI SHAREHOLDER REMUNERATION

On 29 January, 2015, the Board of Directors of Oi reported the cancellation of the Shareholders Remuneration Policy for the 2013-2016 fiscal years, a policy that was communicated on 13 August, 2013. In view of the decision made, Oi is only subject to the provisions of Law 6,404/76, and the Company’s Bylaws. The canceled policy provided for dividends for the 2013-2016 fiscal years, an estimated amount of R$500 million, which represented the minimum dividend that met the following objectives: (i) payment of dividends corresponding to the greater of 25% of the adjusted net income for the fiscal year, 3% of Net Assets or 6% of the Share Capital; and (ii) to ensure equitable payments among the classes of common and preferred shares.

DELISTING OF THE PHAROL ADSs

On 9 March, 2015, the Board of Directors of PHAROL approved the delisting of its ADSs from the NYSE. 27 March, 2015 was the last day PHAROL ADSs were traded on the NYSE and the delisting of PHAROL ADSs from trading at the NYSE became effective on 30 March, 2015. After the delisting of ADS from the NYSE, PHAROL shares continue to trade on the Euronext Lisbon. The decision was made after (i) PHAROL received a letter from the NYSE, dated 6 February, 2015, giving notice that PHAROL was below the continued listing criteria set forth in Section 801.02C of the NYSE Listed Company Manual because the average closing price of its ADSs had been less than US$1.00 over a 30 consecutive trading day period. In light of these factors, and in order to achieve cost savings by eliminating costs associated with maintaining a listing on the NYSE, PHAROL decided to delist the ADSs. PHAROL currently intends to maintain its American Depositary Receipt facility, which will enable investors to retain their ADSs and trade those ADSs in the U.S. over-the-counter market. In addition, PHAROL will continue to be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, including the requirement to file annual reports on Form 20-F and to submit reports on Form 6-K.

CHANGE TO OI MANAGEMENT

Oi’s Board of Directors approved on 21 April, 2015 a change to the management structure, thereby creating (i) the Office of Corporate Finance, responsible for the Finance, Investor Relations, M&A and Controllership departments; and (ii) the Office of Financial Administration, responsible for the Supply, Accounting, Financial Services, Property, Logistics, and International Operations departments.

Mr. Flavio Nicolay Guimarães was elected to the position of Chief Financial Officer and Investor Relations Officer, assuming responsibility for the Office of Corporate Finance. Mr. Marco Norci Schroeder was elected to the position of Executive Officer, assuming responsibility for the Office of Financial Administration.

ANNUAL GENERAL SHAREHOLDER MEETING OF PHAROL

The Annual General Meeting of Shareholders of PHAROL held on 29 May, 2015 approved the following:

•                  Management reports, balance sheets and accounts, individual and consolidated, for the year 2014;

•                  The transfer of the net loss for the year ended on December 31, 2014, in the amount of 175,082,979 Euros, to retained earnings;

•                  Ratification of the approval of the members of the Board of Directors Rolando António Durão Ferreira de Oliveira, Francisco Ravara Cary, Marco Norci Schroeder, Eurico de Jesus Teles Neto, Jorge Telmo Maria Freire Cardoso and João Manuel Pisco de Castro for the remainder of the three-year period 2012-2014 term of office;

•                  Ratification of the appointment of the Director Alfredo Jose Silva de Oliveira Baptista as member of the Audit Committee for the remainder of the three-year period 2012-2014 term of office;

•                  Ratification of the appointment of the Directors João Manuel de Mello Franco and José Guilherme Xavier de Basto, respectively, as Chairman of the Board of Directors and Chairman of the Audit Committee for the remainder of the three-year period 2012-2014 term of office, respectively;

•                  Approval of a partial amendment of the Articles of Association, including the amendment to the Company’s corporate name to PHAROL, SGPS, S.A. and its registered office to Rua Carlos Alberto da Mota Pinto 17, piso 7-A, 1070-313 in Lisbon. Other approved amendments were, namely, the amendment for each share to correspond to one vote and the Company’s governance model, which will be composed by a Board of Directors and a Fiscal Council, and the creation of a Monitoring Committee;

•                  Election of the members of the corporate bodies and of the Compensation Committee for the 2015-2017 term of office, as follows:

Board of the General Meeting of Shareholders:

Chairman: João Vieira de Almeida

Secretary: Sofia Barata

Board of Directors:

Chairman: Luís Maria Viana Palha da Silva

Members:

Francisco Ravara Cary

João do Passo Vicente Ribeiro

João Manuel Pisco de Castro

Jorge Freire Cardoso

José Mauro Mettrau Carneiro da Cunha

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Pedro Zañartu Gubert Morais Leitão

Rafael Luis Mora Funes

Ricardo Malavazi Martins

Fiscal Council:

Chairman: José Maria Rego Ribeiro da Cunha

Members:

Isabel Maria Beja Gonçalves Novo

Pedro Miguel Ribeiro de Almeida Fontes Falcão

Compensation Committee:

Álvaro Pinto Correia

António Gomes Mota

Francisco Lacerda

•                  Election of BDO & Associados — SROC, Lda., represented by Rui Carlos Lourenço Helena, as Statutory Auditor, for the term of office of 2015-2017, and of Pedro Manuel Aleixo Dias as alternate Statutory Auditor.

•                  Approval of the statement of the Compensation Committee on the Compensation Policy for the members of the management and supervisory bodies of the Company.

•                  Approval of the creation of an ad hoc committee to establish the compensation of the members of the Compensation Committee, composed by André Magalhães Luiz Gomes, Bernardo Miguel Carrilho da Silva Malha, Gonçalo Faria de Carvalho and Paulo Alexandre Ramos Vasconcelos.

CLOSING OF THE SALE OF PT PORTUGAL’S SHARES TO ALTICE

After satisfying all of the contractual conditions precedent, the sale by Oi of all shares held in PT Portugal to Altice Portugal, S.A. (“Altice Portugal”) occurred on 2 June, 2015, which mainly includes the operations conducted by PT Portugal in Portugal and Hungary.

Altice Portugal disbursed the total amount of Euro 5.789 billion for the acquisition of PT Portugal, of which Euro 4.92 billion were paid in cash to Oi and Euro 869 million were allocated to immediately repay outstanding indebtedness of PT Portugal in Euros. The final purchase price is subject to post-closing adjustments to be calculated within the next months as a result of changes in the cash, indebtedness and working capital positions on the closing date.

CHANGE OF PHAROL’S REGISTERED OFFICE

On 31 July, 2015, PHAROL changed its registered office to Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square, 1250 -133, Lisboa. Such change was duly registered in the Portuguese Company Registry (“Conservatória do Registo Comercial”).

MOODY’s RATING

On 7 October, 2015, Moody’s announced its revision of the credit rating attributed to Oi, downgrading the long-term global scale credit rating to Ba3 from Ba1 and certain obligations of Oi to B1 from Ba2. The outlook is negative.

NYSE’s CONTINUED LISTING STANDARD

On October 13, 2015, Oi informed that on September 14, 2015 it had received notice from the New York Stock Exchange, Inc. (the “NYSE”) that it was not in compliance with NYSE’s continued listing standard that requires that the average closing price of a company’s listed securities not fall below $1.00 per share for any consecutive 30 trading-day period.

Under NYSE rules, Oi has a period of six months from the receipt of the NYSE notice to regain compliance with the minimum share price requirement. During the interim period, Oi’s American Depositary Shares, each representing one Oi common share (“Common ADSs”), and Oi’s American Depositary Shares, each representing one Oi preferred share (“Preferred ADSs”), will continue to be listed and traded on the NYSE, subject to Oi’s compliance with other NYSE continued listing requirements.

Oi intends to amend the terms of its Common ADSs and Preferred ADSs to increase the number of common shares and preferred shares of Oi represented by the Common ADSs and Preferred ADSs, respectively, in order to regain compliance with the NYSE’s minimum share price requirement. Oi has not yet determined the applicable ratios of shares per ADS, but intends to select these ratios with the expectation that following these amendments, Oi will be in compliance with the NYSE’s minimum share price requirement for the foreseeable future. The amendments of the terms of the Common ADSs and Preferred ADSs must be approved by Oi’s board of directors and Brazilian Securities Commission (Comissão de Valores Mobiliários). Oi intends to implement this change in ratio prior to March 14, 2016.

SIGNING OF EXCLUSIVITY AGREEMENT FOR POTENTIAL TRANSACTION THAT ENABLES THE CONSOLIDATION OF THE SECTOR

On October 30, 2015, Oi informed that on October 28, 2015, after having evaluated the exclusivity proposal delivered by L1 Technology for the potential transaction with the purpose of making possible a consolidation of the Brazilian telecommunications sector involving a potential business combination with TIM Participações S.A., Oi sent a letter to L1 Technology, containing an exclusivity counterproposal, by which Oi and L1 Technology would grant each other a mutual right of exclusivity for a period of seven (7) months from October 23, 2015, with respect to, primarily, business combinations involving companies or assets in the Brazilian telecommunications sector.

Oi has received confirmation that L1 Technology agrees with all the terms of the counterproposal. As a result, Oi and L1 Technology are bound by exclusivity for the period of seven (7) months from October 23, 2015.

If the transaction is completed, Oi expects it would lead to a reduction in the leverage of Oi, becoming a more robust player, and would lead to the generation of important synergies and economies of scale, promoting value generation for all of its shareholders. A potential business combination of Oi and TIM Participações should result in the creation of a more complete and well-positioned telecommunications operator that would be able to compete against global players already operating in Brazil. Customers should benefit from the resulting strengthening of Oi.

SHAREHOLDER MEETING OF PHAROL

The General Meeting of Shareholders held on 4 November, 2015 has approved the following proposals:

1)             Approval of the acquisition by the Company of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the Board of Directors, and on the following terms:

a.             Maximum number of shares to be acquired: Up to a limit equivalent to 7.7% of the share capital, deducting any dispositions made, without prejudice to such quantity as may be required for compliance with the acquirer’s obligations under law, contract or issuances of securities, subject to, if applicable, subsequent disposition, as established by law, of such shares exceeding such limit. Subject to the requirements established by law and by this resolution, the acquisitions that the Board of Directors may execute within the framework of a share buyback programme is hereby approved, such acquisition to be made in any of the forms provided for under this proposed resolution;

b.             Term during which the acquisition may be made: Eighteen months, as from the date of the present proposed resolution;

c.              Forms of acquisition: Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a regulated market or in an over-the-counter transaction, in compliance with the principle of equal treatment of shareholders as established by law, namely from a financial institution with which the Company has entered into an equity swap agreement or other similar financial derivative instruments, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract;

d.             Minimum and maximum consideration for the acquisitions: The consideration of the acquisition should fall within an interval of 25% less than the lowest trading price and 25% more than the average trading price of the shares to be acquired on the Euronext Lisbon during the 3 regulated market sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments;

e.              Objectives: The acquisition by the Company of its own shares, including rights of acquisition or allocation of its own shares, may take the form of a buyback programme pursuant to and for the purposes of Commission Regulation (EC) 2273/2003, of December 22, 2003;

f.               Time of the acquisition: To be determined by the Board of Directors, taking into account the market situation and the convenience or obligations of the Company, and to be carried out on one or more occasions in the proportions established by the Board of Directors.

2)             Approval of the disposition of own shares that may have been acquired, subject to a resolution of the Board of Directors, and under the following terms:

a.             Minimum number of shares to be disposed of: The number corresponding to the minimum block of shares which at the time of the disposition is legally stipulated for the shares of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law or contract;

b.             Term during which the disposition may be made: Eighteen months from the date of the present proposed resolution;

c.              Form of disposition: Subject to the terms and mandatory limitations established by law, disposition for consideration in any form, namely by sale or exchange, to be made on a regulated market or over-the-counter to certain entities designated by the Board of Directors, in compliance with the principle of equal treatment of shareholders as established by law, namely to financial institutions counterparties to equity swap agreements or other similar financial derivative instruments, or where the disposition is resolved within the framework of, or in connection with, a proposal for the application of profits or distribution of reserves in kind, without prejudice to, in case of any disposition in fulfilment of an obligation, to be carried out in accordance with the applicable terms and conditions;

d.             Minimum price: Consideration of no more than 25% below the average trading price on the Euronext Lisbon of the shares to be disposed of during the three regulated market sessions immediately preceding the date of disposition;

e.              Time of disposition: To be determined by the Board of Directors, taking into account the market situation and the convenience or obligations of the Company, to be carried out on one or more occasions in the proportions established by the Board of Directors.

3)             Approval that an indication be conveyed to the Board of Directors that, without prejudice to its freedom of decision and action within the framework of the resolutions numbers 1 and 2 above, it take into account, depending on the circumstances that the Board deems relevant (and, in particular, as regards acquisitions that are part of buyback programmes that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) in force at each moment, the following practices advisable as regards the acquisition and dispositions of own shares under the authorizations granted in accordance with the foregoing paragraphs:

a.                Disclosure to the public, before the beginning of the acquisition and disposition transactions, of the content of the preceding authorization, in particular, their goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the period authorized for such purpose;

b.                Record keeping of each transaction carried out within the framework of the preceding authorizations;

c.                 Public disclosure of the transactions carried out by the end of the seventh day of the trading session following the date on which such transactions take place, without prejudice to the disclosure of the final position whenever it exceeds or falls below 1%of the share capital or multiples thereof, within the periods foreseen in the regulations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários);

d.                Carrying out the transactions under conditions of time, manner and volume that do not disturb the regular operation of the market, namely seeking to avoid executing such transactions at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance and at times close to the disclosure of non-public information;

e.                 Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Euronext Lisbon;

f.                  Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g.                 Refraining from disposing of shares during any execution of a buyback programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, namely according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

4) Ratification of the co-option of Maria do Rosário Pinto-Correia and André Cardoso de Meneses Navarro as directors of the company to complete the 2015-2017 term of office.

CORPORATE BODIES

In addition to the changes approved at the annual general shareholder meeting of PHAROL, the following changes were made to the governing bodies of PHAROL, throughout 9M15:

•                  Termination of duties due to resignation of the members of the Board of Directors:

• Francisco Teixeira Pereira Soares, on 27 February, 2015

• Paulo José Lopes Varela, on 16 March, 2015

• Luís Pacheco de Melo, on 18 March, 2015

• Maria Helena Vaz de Carvalho Nazaré, on 31 March, 2015

• Milton Almicar Silva Vargas, on 30 June, 2015

• Nuno Rocha dos Santos de Almeida e Vasconcellos, on 2 September, 2015

•                  Designation, by appointment, of the members of the Board of Directors:

• João Manuel Pisco de Castro, on 17 March, 2015

• Maria do Rosário Pinto-Correia, on 2 September, 2015

• André Cardoso de Menezes Navarro, on 2 September, 2015

•                       Designation of a new responsible for investor relations and interaction with the CMVM:

• Luís Manuel da Costa de Sousa de Macedo, on 26 January, 2015

PHAROL, SGPS, S.A.

CONSOLIDATED FINANCIAL STATEMENTS

PHAROL, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2015 AND 2014

Euro

				Unaudited
	Notes	9M15	9M14 Restated	3Q15	3Q14 Restated

CONTINUING OPERATIONS

COSTS, LOSSES AND (INCOME)
Wages and salaries	5	2,735,484	8,058,183	828,328	1,534,927
Supplies, external services and other expenses	6	11,523,851	21,358,251	5,488,083	16,951,051
Indirect taxes	7	2,367,876	5,620,927	1,291,805	3,858,481
Provisions and adjustments		—	276,792	—	203,292
Depreciation		63,224	85,733	16,177	21,234
Losses (gains) on disposal of fixed assets, net		12,025	31,690	(39,274)	—
Net other losses (gains)		313,506	(922,169)	83,504	68
		17,015,965	34,509,407	7,668,623	22,569,053

Income (loss) before financial results and taxes		(17,015,965)	(34,509,407)	(7,668,623)	(22,569,053)

FINANCIAL LOSSES AND (GAINS)
Net interest income	8	(422,116)	(10,842,355)	(108,230)	(384,394)
Net foreign currency exchange losses	14	17,872,891	87,050	11,937,287	(224,351)
Net losses on financial assets and other investments	14	39,220,842	—	27,743,840	—
Equity in losses of joint ventures and associates	13	64,638,888	62,794,391	77,919,244	5,032,489
Net other financial expenses		(1,412,890)	10,679,126	(2,478,170)	932,782
		119,897,615	62,718,212	115,013,970	5,356,526

Income (loss) before taxes		(136,913,580)	(97,227,619)	(122,682,593)	(27,925,579)

Income taxes	9	39,962	(8,082,235)	21,703	(5,634,976)

Net income (loss) from continuing operations		(136,953,542)	(89,145,384)	(122,704,296)	(22,290,603)

DISCONTINUED OPERATIONS
Net income from discontinued operations	10	—	470,658,610	—	—
NET INCOME		(136,953,542)	381,513,226	(122,704,296)	(22,290,603)

Attributable to non-controlling interests		—	13,554,384	—	—
Attributable to equity holders of the parent	11	(136,953,542)	367,958,842	(122,704,296)	(22,290,603)

Earnings per share from continuing operations
Basic	11	(0.16)	(0.10)	(0.14)	(0.03)
Diluted	11	(0.16)	(0.10)	(0.14)	(0.03)
Earnings per share
Basic	11	(0.16)	0.42	(0.14)	(0.03)
Diluted	11	(0.16)	0.42	(0.14)	(0.03)

The accompanying notes form an integral part of these financial statements.

PHAROL, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2015 AND 2014

Euro

			Unaudited
	9M15	9M14 Restated	3Q15	3Q14 Restated

Net Income recognised in the income statement	(136,953,542)	381,513,226	(122,704,296)	(22,290,603)

Income (expenses) recognised directly in shareholders’ equity Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments (i)	(75,463,524)	351,398,404	(79,429,046)	125,470,227
Gains (expenses) recorded in shareholders’ equity related to joint ventures (ii)	(107,361,642)	7,183,894	35,523,022	—
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains	—	28,349,892	—	—
Tax effect	—	(6,520,475)	—	—
Other expenses recognised directly in shareholders’ equity, net (iii)	(460,914)	(125,700,393)	(1,354,970)	(52,729,852)
Total earnings recognised directly in shareholders’ equity	(183,286,079)	254,711,321	(45,260,994)	72,740,375

Total comprehensive income	(320,239,621)	636,224,547	(167,965,290)	50,449,772

Attributable to non-controlling interests	—	12,336,053	—	—
Attributable to shareholders of PHAROL SGPS	(320,239,621)	623,888,494	(167,965,290)	50,449,772

The accompanying notes form an integral part of these financial statements.

(i) Losses recorded in 9M15 and gains recorded in 9M14 relate mainly to the impact of, respectively, the depreciation and appreciation of the Real against the Euro on the investments in Brazil. The 2014 figure also includes Euro 181 million of cumulative currency translation adjustments transferred to the income statement in that period.

(ii) This caption relates to the effective share of PHAROL in the (a) cumulative losses of Oi’s on the valuation of derivative hedge instruments amounting to Euro 79 million; (b) recycling of amounts previously recognized by Oi in Shareholders’ Equity to Profit and Loss regarding the currency gains of PT Portugal since May 2014 in the amount of Euro 131 million; and (c) net gains registered by Oi directly in equity associated with the implementation of the New ownership structure, amounting to 109 million euros, which are mainly related to the recognition of deferred tax assets on incorporated goodwill.

(iii) In 9M15, this caption corresponds to PHAROL’s effective share in actuarial gains recorded by Oi regarding its post retirement benefits plans. In 9M14, this caption includes the share of PHAROL in losses recorded directly in shareholders equity by Oi, as well as other losses recorded directly in shareholders equity by companies that were classified as discontinued operations following the capital increase of Oi held on 5 May, 2014.

PHAROL, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 SEPTEMBER 2015 AND 31 DECEMBER 2014

Euro

	Notes	30 Sep 2015	31 Dec 2014
ASSETS
Current Assets
Cash and cash equivalents	18.d	77,121,905	109,511,599
Accounts receivable		321,782	67,430
Taxes receivable		312,231	6,135,935
Accrued expenses		89,724	11,997
Non-current assets held for sale	12	—	388,380,655
Total current assets		77,845,641	504,107,616

Non-Current Assets
Taxes receivable		—	3,440
Investments in joint ventures and associates	13	613,773,912	714,177,448
Tangible assets		398,785	163,866
Other non-current assets	14	163,116,692	—
Total non-current assets		777,289,389	714,344,754
Total assets		855,135,030	1,218,452,370

LIABILITIES
Current Liabilities
Short-term debt		17,757	54,084
Accounts payable	15	3,242,647	8,961,143
Accrued expenses	16	18,404,509	23,449,284
Taxes payable		194,480	5,356,014
Provisions	17	75,858	27,186,177
Other current liabilities		880,631	856,549
Total current liabilities		22,815,883	65,863,251

Non-Current Liabilities
Medium and long-term debt		57,764	49,523
Taxes payable		—	38,593
Total non-current liabilities		57,764	88,116
Total liabilities		22,873,647	65,951,367

SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(178,071,826)	(178,071,827)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		185,042,146	185,042,147
Other reserves and accumulated earnings		791,622,549	1,111,862,169
Total equity		832,261,383	1,152,501,003
Total liabilities and shareholders’ equity		855,135,030	1,218,452,370

The accompanying notes form an integral part of these financial statements.

PHAROL, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2015 AND 2014

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding non- controlling interests	Non-controlling interests	Total equity

Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	1,938,201,459	1,641,319,377	225,495,738	1,866,815,115
Dividends	—	—	—	—	(85,510,302)	(85,510,302)	(101,991)	(85,612,293)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	(237,729,800)	(237,729,800)
Treasury shares relating to the Company’s share in Oi’s 10% interest in Portugal Telecom	—	159,449,089	—	—	—	159,449,089	—	159,449,089
Physical exercise of equity swaps over own shares	—	—	—	178,071,827	(178,071,827)	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	255,929,652	255,929,652	(1,218,331)	254,711,321
Income recognized in the income statement	—	—	—	—	367,958,842	367,958,842	13,554,384	381,513,226
Balance as at 30 September 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	2,298,507,824	2,339,146,658	—	2,339,146,658

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding non- controlling interests	Non-controlling interests	Total equity

Balance as at 31 December 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	1,111,862,169	1,152,501,003	—	1,152,501,003
Income (expenses) recognized directly in equity	—	—	—	—	(183,286,079)	(183,286,079)	—	(183,286,079)
Income recognized in the income statement	—	—	—	—	(136,953,542)	(136,953,542)	—	(136,953,542)
Balance as at 30 September 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	791,622,548	832,261,383	—	832,261,383

The accompanying notes form an integral part of these financial statements.

PHAROL, SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2015 AND 2014

Euro

	Notas	9M15	9M14

OPERATING ACTIVITIES
Payments to suppliers	18.a	(28,356,870)	(10,091,047)
Payments to employees		(2,996,752)	(15,561,199)
Payments relating to income taxes		477,212	(13,363,846)
Other cash receipts, net		565,034	1,724,758
Cash flows from operating activities related to continuing operations (1)		(30,311,376)	(37,291,334)

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications		225,637	215,085,554
Financial investments		—	—
Tangible and intangible assets		45,000	967,959
Interest and related income	18.b	159,033	14,568,229
		429,670	230,621,742
Payments resulting from:
Short-term financial applications		—	(27,070,616)
Financial investments		—	(1,554,545,455)
Tangible and intangible assets		(275,666)	(54,702)
		(275,666)	(1,581,670,773)
Cash flows from investing activities related to continuing operations (2)		154,004	(1,351,049,031)

FINANCING ACTIVITIES
Payments resulting from:
Loans repaid		(47,604)	(73,246,846)
Interest and related expenses	18.c	(1,490,699)	(2,511,097)
Dividends		—	(87,587,250)
Cash flows from financing activities related to continuing operations (3)		(1,538,303)	(163,345,193)

Cash and cash equivalents at the beginning of the period		109,511,599	1,658,950,514
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(31,695,675)	(1,551,685,558)
Change in cash and cash equivalents from discontinued operations		—	371,576,861
Effect of exchange differences		(693,551)	7,747,343
Changes in consolidation perimeter		(468)	—
Cash and cash equivalents of discontinued operations as of 5 May 2014		—	(380,997,683)
Cash and cash equivalents at the end of the period	18.d	77,121,905	105,591,478

The accompanying notes form an integral part of these financial statements.

PHAROL, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 30 September, 2015

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

As of 31 December, 2014, following the Oi Capital Increase completed on 5 May, 2014, PHAROL held an effective interest of 39.7% in Oi, including an interest that was classified as a non-current asset held for sale (Note 12) in connection with the Exchange entered into on 8 September, 2014 and completed on 30 March, 2015, and a remaining interest of 22.8% that was classified as an investment in joint ventures (Note 13) and therefore recognized according to the equity method of accounting.

On 30 March, 2015, the Exchange was completed, whereby PHAROL (1) transferred to PT Finance 47,434,872 common shares and 94,869,744 preferred shares of Oi (taking into account the effect of the reverse share split of Oi), and (2) received from PT Finance the Rio Forte Investments, the notional value of which amounts to Euro 897 million, and a Call Option on the above mentioned shares of which the main features are described below. After the completion of the Exchange, PHAROL held an effective share of 27.5% in Oi, corresponding to the 22.8% share referred to above plus 4.7% due to the decrease in the number of outstanding shares of Oi.

In March, 2015, an amendment of the Call Option Agreement (“Amendment”), executed on 8 September, 2014, was signed, which will allow PHAROL to achieve liquidity for its Call Option through market sales, without requiring Oi approval, provided that Oi has a right of first refusal in case PHAROL decides to sell the Call Option to a third party. The Amendment is subject to the approval of the shareholders’ meeting of Oi and, if applicable, to the approval of the Brazilian securities and exchange commission (Comissão de Valores Mobiliários, or “CVM”). Oi has agreed to issue a call notice for a general meeting of its shareholders to deliberate upon the Amendment.

At the end of March, 2015, the parties agreed on a new model of corporate and management structure of Oi (“New Structure”), which apart from the benefits and purposes previously disclosed, has the following features:

•                 A corporate and management restructuring of Oi, eliminating the need to list TmarPart;

•                 Approval of new Bylaws of Oi, as well as an additional agreement regarding the provisional voting agreement of the shareholders, which will be in effect until the execution of the New Structure, which will allow: (i) the execution of a voluntary exchange program of preferred shares into common shares issued by Oi, with a ratio of 0.9211 common share to each preferred share, subject to the participation of at least two-thirds of the preferred shares within a period of 30 days following the general shareholders’ meeting of Oi, in order to provide to all shareholders with the right to vote and to maximize the possibility of a single class of shares; (ii) the implementation of the principle of one share, one vote. However, in order to preserve the balance between shareholders and the dispersion of shareholding control envisaged at the moment of the Oi Capital Increase, a 15% limitation of voting rights applicable to all the shareholders of Oi was agreed to be included in the Bylaws of Oi. This limitation will cease to be applicable upon the occurrence of certain events, including a capital increase, a corporate restructuring or a tender offer, which result in a dilution of the existing shareholder base (or the acquisition of shares, as the case may be) greater than 50%; (iii) to further improve liquidity, eliminating the lock up agreements of all shareholders; (iv) the appointment of a new Board of Directors of Oi, with significant participation of independent members, in which the previous parity in TmarPart between the representatives of PHAROL and of the Brazilian shareholders will remain in force; (v) the extinction of TmarPart, which will be merged into Oi, which will result in the termination of the existing shareholders’ agreements, ensuring the dispersion of shareholder control of Oi; and (vi) the crystallization of financial synergies, through the merger of the controlling companies of Oi, directly and indirectly.

On 22 July, 2015 the relevant documentation for the implementation of the New Structure of Oi was signed. On 1 September, 2015 a General Meeting of Shareholders of Oi was held where the New Structure was approved.

As of 30 September, 2015, after the execution of the New Structure, but prior to the voluntary conversion of preferred shares to ordinary shares of Oi, PHAROL held, directly or indirectly through wholly owned subsidiaries, (1) 84,167,978 ordinary shares and 108,016,749 preferred shares of Oi, (2) the debt securities of Rio Forte with a nominal value of Euro 897 million, and (3) the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi with an exercise price of R$20.104 per common share and R$18.529 per preferred share, to be adjusted by the Brazilian rate CDI plus 1,5% per annum, and with a 6-year maturity. The Call Option has partial expiration dates throughout the period so the option volume is reduced by 10% at the end of the first year and by 18% per year thereafter.

As of 8 October 2015, following the voluntary conversion of preferred shares into common shares of Oi, PHAROL now holds, directly and indirectly through wholly owned subsidiaries, 183,662,204 common shares of Oi, representing 27.2% of total share capital of Oi (excluding treasury shares). PHAROL’s voting rights in Oi are limited to 15% of the total common shares of Oi.

With the implementation of the New Structure on 30 July, 2015, the shareholders agreements, through which joint control of Oi was exercised, were terminated. Up to that date, PHAROL accounted for its stake in Oi as an Investment in Joint Venture. Currently,

PHAROL considers it has significant influence over Oi and classifies Oi as an associate company. As a result, from 30 July, 2015 the investment in Oi continues to be accounted for according to the equity method, based on PHAROL’s economic stake in Oi’s results (27.4% as of 30 September, 2015).

2.                  Basis of presentation

These interim consolidated financial statements have been presented in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”). These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December, 2014. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

As mentioned in Note 1, subsequent to 5 May, 2014, PHAROL no longer fully consolidates the majority of the businesses held prior to that date, which were contributed in the Oi share capital increase. The revenues, costs and cash flows of these businesses prior to that date are presented under captions of discontinued operations. As at 30 September, 2014, the indirect and direct stake in Oi, was considered as a non current asset held for distribution to the shareholders, presented at fair value, as foreseen in IFRS 5 — Non-Current assets held for sale and discontinued operations. As at 31 December, 2014, the Company’s Board considered that the previous assumptions were no longer applicable, and as such, measurement of the joint venture was applied retroactively in accordance with the equity method, leading to restated Consolidated Statements of Income and Comprehensive Income for the nine months period ended 30 September, 2014 (Note 3).

3.                  Changes in accounting policies

PHAROL restated the Consolidated Statements of Income and Comprehensive Income for the nine months period ended 30 September, 2014, in respect of income, expenses and equity movements related to applying the equity method to the stake held in Oi.

As at 30 September, 2014, the indirect and direct stake in Oi, was considered as a non current asset held for distribution to the shareholders, presented at fair value, as foreseen in IFRS 5 — Non-Current assets held for sale and discontinued operations. As at 31 December, 2014, the Company’s Board considered that the previous assumptions were no longer applicable, and as such, measurement of the joint venture was applied retroactively in accordance with the equity method.

The impacts of this restatement are as follows:

PHAROL, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

Euro

	Prior to restatement	Adjustments	Restated Statement

CONTINUING OPERATIONS

COSTS, LOSSES AND (INCOME)
Wages and salaries	8,058,183	—	8,058,183
Supplies, external services and other expenses	21,358,251	—	21,358,251
Indirect taxes	5,620,927	—	5,620,927
Provisions and adjustments	276,792	—	276,792
Depreciation	85,733	—	85,733
Losses (gains) on disposal of fixed assets, net	31,690	—	31,690
Net other losses (gains)	(922,169)	—	(922,169)
	34,509,407	—	34,509,407

Income (loss) before financial results and taxes	(34,509,407)	—	(34,509,407)

FINANCIAL LOSSES AND (GAINS)
Net interest income	(10,842,355)	—	(10,842,355)
Net foreign currency exchange losses	87,050	—	87,050
Net losses on financial assets and other investments	337,677,151	(337,677,151)	—
Equity in losses of joint ventures	38,027,775	24,766,616	62,794,391
Net other financial expenses	19,483,539	(8,804,413)	10,679,126
	384,433,160	(321,714,948)	62,718,212

Income (loss) before taxes	(418,942,567)	321,714,948	(97,227,619)

Income taxes	(10,107,250)	2,025,015	(8,082,235)

Net income (loss) from continuing operations	(408,835,317)	319,689,933	(89,145,384)

DISCONTINUED OPERATIONS
Net income from discontinued operations	484,071,230	(13,412,620)	470,658,610
NET INCOME	75,235,913	306,277,313	381,513,226

Attributable to non-controlling interests	13,554,384	—	13,554,384
Attributable to equity holders of the parent	61,681,529	306,277,313	367,958,842

PHAROL, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE PERIOD ENDED 30 SEPTEMBER 2014

Euro

	Prior to restatement	Adjustments	Restated Statement
Net income recognised in the income statement	75,235,913	306,277,313	381,513,226
	—	—	—
Income (expenses) recognised directly in shareholders’ equity	—	—	—
Items that may be reclassified subsequently to the income statement	—	—	—
Foreign currency translation adjustments	—	—	—
Translation of foreign investments (i)	158,750,163	11,911,896	170,662,059
Transfers to income statement	(3,784,493)	184,520,838	180,736,345
Hedge accounting of financial instruments	—	—	—
Change in fair value	—	—	—
Tax effect	—	—	—
Share in other comprehensive income (loss) of joint ventures	7,183,894	—	7,183,894
Items that will not be reclassified to the income statement	—	—	—
Post retirement benefits	—	—	—
Net actuarial gains (losses)	28,349,892	—	28,349,892
Tax effect	(6,520,475)	—	(6,520,475)
Other gains (expenses) recognised directly in shareholders’ equity, net	(9,015,825)	(116,684,568)	(125,700,393)
Total earnings and reserves recognised directly in shareholders’ equity	174,963,156	79,748,165	254,711,321

Total comprehensive income	250,199,069	386,025,478	636,224,547

Attributable to non-controlling interests	12,336,053	—	12,336,053
Attributable to equity holders of the parent	237,863,016	386,025,478	623,888,494

4.                   Exchange rates used to translate foreign currency financial statements

As at 30 September, 2015 and 31 December, 2014, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	30 Sep 2015	31 Dec 2014
Real	4.4808	3.2207
USD	1.120	1.214

During the nine month period ended 30 September, 2015 and 2014, the income statements of subsidiaries and joint ventures denominated in foreign currencies were translated to euros using the following average exchange rates to the Euro:

Currency	9M15	9M14
Real	3.5257	3.1028
USD	1.1144	1.3549

5.                   Wages and Salaries

The composition of this caption in the nine month and three month periods ended 30 September, 2015 and 2014 is as follows:

Euro

	9M15	9M14	3Q15	3Q14

Fixed and variable remuneration (i)	2,039,996	6,248,638	447,005	1,247,238
Social security	404,399	1,714,217	111,748	270,964
Other	291,089	95,328	269,575	16,725
	2,735,484	8,058,183	828,328	1,534,927

(i) The decrease in this caption reflects primarily lower variable remunerations.

6.                  Supplies and external services

The composition of this caption in the nine month and three month periods ended 30 September, 2015 and 2014 is as follows:

Euro

	9M15	9M14	3Q15	3Q14

Specialized work (i)	10,040,788	20,073,321	5,043,109	16,507,270
Insurance	353,296	381,823	108,917	150,654
Travel	324,224	239,158	146,517	81,113
Other	805,542	663,949	189,541	212,014
	11,523,851	21,358,251	5,488,083	16,951,051

(i) The increase in this caption reflects primarily non-recurring financial and legal services associated with the business combination between PHAROL and Oi and the tender offer to which PHAROL was subject.

7.                   Indirect taxes

The composition of this caption in the nine month and three month periods ended 30 September, 2015 and 2014 is as follows:

Euro

	9M15	9M14	3Q15	3Q14

VAT	3,381,643	2,706,442	1,341,108	1,002,908
Other	(1,013,767)	2,914,485	(49,303)	2,855,573
	2,367,876	5,620,927	1,291,805	3,858,481

8.                   Net interest income

The composition of this caption in the three and nine month periods ended 30 September, 2015 and 2014 is as follows:

Euro

	9M15	9M14	3Q15	3Q14

Interest expense
Related to loans obtained	—	525,466	—	—
Interest income
Related to cash and cash equivalents (i)	(419,836)	(10,999,139)	(108,230)	(384,394)
Other	(2,280)	(368,682)	—	—
	(422,116)	(10,842,355)	(108,230)	(384,394)

(i) Interest income in the first quarter of 2014 relates to cash amounts that existed at Bratel Brasil and were used on 5 May, 2014 to subscribe debentures (convertible into equity) issued by the controlling holding companies of Oi.

9.                   Income taxes

In 2015, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 21% (23% in 2014), plus (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) a state surcharge levied at the rates of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million, 5.0% on taxable income between Euro 7.5 million and Euro 35 million and 7.0% on taxable income in excess of Euro 35.0 million, resulting in a maximum aggregate tax rate of approximately 29.5% (31.5% in 2014) for taxable income higher than Euro 35 million. When calculating taxable income to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from accounting records.

The composition of this caption in the three and nine month periods ended 30 September 2015 and 2014 is as follows:

Euro

	9M15	9M14	3Q15	3Q14

Income tax
Income tax - current	39,962	(10,000,487)	21,703	(5,634,976)
Deferred taxes	—	1,918,252	—	—
	39,962	(8,082,235)	21,703	(5,634,976)

10.            Discontinued Operations

On May 5, 2014, PHAROL contributed the majority of its businesses to the Oi capital increase. Consequently, the revenues and costs of these businesses in the period between January 1 and May 5, 2014 are presented in the caption “Income from discontinued operations”. Additionally, this caption also includes the gains recorded within the context of said contribution of these businesses in the Oi capital increase. The composition of this caption is as follows:

Euro

9M14

PT Assets to Oi’s share capital increase in exchange for an additional interest in Oi (Note 1)	698,529,871
Net income before non-controlling interests of businesses contributed to Oi share capital increase (i)	(227,871,261)
Net income from discontinued operations	470,658,610

The composition of net income before non-controlling interests of the businesses contributed to the Oi capital increase between January 1 and May 5, 2014 is as follows:

Euro

9M14

Operating revenues	945,500,482
Operating costs	834,880,672
Income before financial results and taxes	110,619,810
Net financial losses	(85,640,238)
Income before income taxes	24,979,572
Income taxes (i)	(252,850,833)
Net income from discontinued operations	(227,871,261)

(i) In 9M14 this caption includes a loss of Euro 208 million relative to the write-off of deferred tax assets relative to tax losses as a result of the discontinuation of the businesses that justified the recognition of these tax losses under the tax consolidation regime.

The Cash flows from discontinued operations were as follows:

Euro

9M14

Operating activities (i)	145,752,202
Investing activities (ii)	(241,193,564)
Financing activities (iii)	467,018,223
371,576,861

(i) Cash flows from operating activities relating to discontinued operations in the first quarter 2014 correspond to the operating activities of the businesses contributed to the Oi Capital Increase on 5 May 2014.

(ii) The cash flows from investing activities mainly reflects payments relative to investments in tangible and intangible assets, and to financial investments entered into, net of cash receipts from interest and related income.

(iii) In 2014, this caption mainly reflects cash inflows from the increase in commercial paper, which was partially offset by interest paid. The majority of consolidated gross debt was transferred to Oi in connection with the Oi Capital Increase.

11.            Earnings per Share

Earnings per share for the six and three month periods ended 30 September 2015 and 2014 were as follows:

Euro

		9M15	9M14	3Q15	3Q14

Loss from continuing operations	(1)	(136,953,542)	(89,145,384)	(122,704,296)	(22,290,603)
Loss from discontinued operations, net of non-controlling interests	(2)	—	457,104,226	—	—
Net loss attributable to equity holders of Pharol	(3)	(136,953,542)	367,958,842	(122,704,296)	(22,290,603)
Financial costs related to exchangeable bonds (net of tax) (i)	(4)	—	10,866,947	—	—
Net loss considered in the computation of the diluted earnings per share	(5)	(136,953,542)	378,825,789	(122,704,296)	(22,290,603)
Weighted average common shares outstanding in the period (ii)	(6)	875,872,500	866,362,658	875,872,500	875,872,500
Effect of the exchangeable bonds (i)		—	38,541,705	—	—
	(7)	875,872,500	904,904,363	875,872,500	875,872,500

Earnings per share from continuing operations
Basic	(1)/(6)	(0.16)	(0.10)	(0.14)	(0.03)
Diluted	[(1)+(4)]/(7)	(0.16)	(0.10)	(0.14)	(0.03)
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	—	0.53	—	—
Diluted	(2)/(7)	—	0.51	—	—
Earnings per share attributable to equity holders of Pharol
Basic	(3)/(6)	(0.16)	0.42	(0.14)	(0.03)
Diluted	(5)/(7)	(0.16)	0.42	(0.14)	(0.03)

(i) Dilutive effects correspond to the impact of the exchangeable bonds issued on August 2007, applicable up to 5 May 2014 when this financing was transferred to PT Portugal under the Oi share capital increase.

(ii) On 30 September 2015, weighted average shares outstanding were calculated considering the 896,512,500 issued shares adjusted for 20,640,000 treasury shares. On 30 September 2014, weighted average shares outstanding were calculated considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares, and (2) PHAROL’s share in its own shares that were acquired by Telemar Norte Leste S.A. in 2011 and 2012, under the strategic partnership between PHAROL and Oi. On 5 May 2014, following the Oi Capital Increase, PHAROL derecognized the related treasury shares held indirectly through the investment in Oi.

12.            Non-current assets held for sale

On 8 September 2014 (Note 1), PHAROL entered into an Exchange Agreement with Oi, whereby PHAROL agreed to deliver 47,434,872 common shares and 94,869,744 preferred shares of Oi, receiving in return the debt securities of Rio Forte and the Call Option on these shares of Oi (Note 1). Thus, as from that date, those shares were classified as a non-current asset held for sale and measured at fair value based on the quoted price of Oi shares.

The fair value of Oi shares in connection with the Exchange amounted to Euro 388 million as at December 31, 2014 and Euro 239 million on 30 March 2015, the date the Exchange was executed. This transaction did not have any impact on net income given that:

•                  A loss of Euro 149 million was recorded primarily as a result of the decrease in the fair value of the shares in connection with the Exchange between 1 January and 30 March 2015, which reflects the devaluation of Oi shares and the depreciation of the Real against the Euro;

•                  A loss of Euro 19 million was recorded primarily as a result of the difference between the fair value of Oi shares delivered (Euro 239 million) and the fair value of the assets received (Euro 220 million - Note 14) under the completion of the Exchange.

•                  The above mentioned losses were offset by the reversal of a provision amounting to Euro 168 million (Note 17) recorded on 31 December 2014 in connection with the completion of the Exchange Agreement.

13.            Investments in Joint Ventures and Associates

This line item corresponds to investments in joint ventures and associates, including investments in Oi and its controlling holding companies.

On 8 September 2014, as explained above, PHAROL entered into an Exchange Agreement with Oi, for the Exchange of a portion of Oi shares held directly by PHAROL for the Rio Forte Investment and the Call Option. The Exchange was completed on 30 March 2015, after obtaining all necessary approvals. As a result of the Exchange, the portion of the investment in Oi delivered in connection with the Exchange was classified as a non-current asset held for sale and measured at fair value based on the price of Oi shares (Note 12). The remaining interest of 22.8%, including the interests of 15.9% and 3.0% held directly by PHAROL and Bratel Brasil, respectively, and the interest of 3.9% owned indirectly through the controlling holding companies of Oi, remained classified as an investment in joint ventures as at 31 December 2014 and measured according to the equity method of accounting.

As referred to above, leading up to the New Ownership Structure of Oi, the Shareholder Agreements through which Oi was jointly controlled were terminated on 30 July, 2015. The simplification of the structure occurred on 1 September, 2015, and led to the incorporation by Oi of several assets at fair value that were not previously booked by the holding companies.

As a result of the transaction, PHAROL’s effective share in Oi reduced from 27.5% to 27.4%. As at 30 September, 2015, the Oi ordinary shares owned by PHAROL (that carry voting rights) represented 36.5% of shares in circulation (excluding Oi treasury shares). Furthermore, during the present quarter, changes to Oi’s bylaws were approved, which included a provision with a 15% limitation on the voting rights of any individual shareholder.

In accordance with IAS 28 — Investments in Associates and Joint Ventures, there is a presumption that significant influence exists when voting rights are higher than 20%. For voting rights less than 20%, there should be clear indications through which significant influence may be exercised. The limitation of 15% to PHAROL’s voting rights, in light of the remaining available voting rights, represented as at 30 September, 2015, an effective 19.1%. By analogy, IFRS 10 — Consolidated financial statements considers that control may occur when there is a concentration of significant voting rights, with the remainder of voting rights largely dispersed (“de facto control”). In Oi’s shareholder structure, over 30% of ordinary shares are dispersed in free float, and three other shareholders besides PHAROL have voting rights of between 5% and 7% each.

As such, by analogy to the consideration of control in consolidated financial statements, PHAROL considers that it has significant influence over Oi, and as such, Oi is considered to be an associate. This investment is measured in accordance with the equity method, based on the economic share of Oi’s earnings (27.4% as at 30 September, 2015).

13.1. Detail of investments in joint ventures and associates

As at 31 December, 2014, as required by IFRS 11, investments in joint ventures were accounted for by the equity method of accounting. As described above, and in accordance with IAS 28, PHAROL’s investment in Oi as at 30 September, 2015 is measured in accordance with the equity method.

The detail of these investments was as follows:

Euro million

	30 Sep 2015	31 Dec 2014
Investment in each joint venture entity
Oi (i)	—	574
Telemar Participações (ii)	—	7
EDSP75 Participações (iii)	—	44
PASA Participações (iv)	—	46
Sayed RJ Participações (iv)	—	21
Venus RJ Participações (iv)	—	22
	—	714
Effective investment by each joint venture entity
Oi (v)	—	693
Holdings controladoras da Oi (vi)	—	21
	—	714
Investment in each associate entity
Oi (vii)	614	—
	614	—

(i) On 31 December, 2014, this investment reflects PHAROL 18.9% direct interest in Oi (including 15.9% and 3.0% held by PHAROL and Bratel Brasil, respectively).

(ii) On 31 December, 2014, this investment corresponds to Bratel Brasil’s direct interest of 5.0% in this entity, thus reflecting the company’s direct share in (a) TmarPart investment in Oi (3.7%), and (b) in TmarPart remaining net assets, which amounted to Euro 34 million on 31 December, 2014.

(iii) On 31 December, 2014, these investments corresponds to Bratel Brasil’s direct interest of 57.5% in these entities, thus reflecting PHAROL’s direct interest in (a) the investments that these entities hold, through LF and AG (100% owned by EDSP75 and PASA, respectively), in Oi (1.0%) and in TmarPart (37.2%), and (b) in the remaining net liabilities of LF and AG, totalling approximately Euro 2 million on 31 December, 2014.

(iv) On 31 December, 2014, these investments correspond to the 65.0% direct interest held by PTB2 in these entities, thus reflecting PHAROL’s direct interest in the investments that these entities hold (42.54%) in EDSP75 and PASA, respectively.

(v) This caption reflects PHAROL’s effective interest in Oi (22.8% on 31 December, 2014). The breakdown of Oi’s assets and liabilities used in the equity method accounting are outlined below.

(vi) This item reflects PHAROL’s effective interest in the assets and liabilities of Oi’s controlling holdings companies, excluding these entities’ investments in Oi. On 31 December, 2014, this caption reflects primarily cash and cash equivalents and deferred taxes recoverable of Tmar Part (including Valverde) in the amount of R$82 million, of which PHAROL’s share amounts to Euro 17 million.

(vii) Following the simplification of the Oi shareholder structure, and the end of the Shareholder Agreements, this caption reflects the investment in Oi owned by PHAROL - 19.2% owned directly by PHAROL and 8.3% owned by Bratel, a wholly owned subsidiary of PHAROL.

The decrease in the value of the investment in Oi (first as a joint venture and subsequently, as an associate) amounted to Euro 100 million and is mainly explained by (1) the effective participation of PHAROL in the negative net income of Oi in 9M15 and the controlling holding companies up to 1 September, 2015, which amounted to Euro 54 million, (2) the Euro 75 million negative impact of the real devaluation in 9M15, and (3) the effective participation of PHAROL in the net losses recorded by Oi directly in its shareholders equity during in 9M15 which mainly reflect (i) the reversal, at the time of the sale, of the positive foreign currency translation adjustments since May 2014, in the amount of Euro 131 million, related to the increase in value of the stake in PT Portugal, and (ii) the accumulated losses in derivatives in the amount of Euro 79 million, which more than compensated for (1) the share gain in 1Q15 as referred to above in the amount of Euro 131 million, and (2) the effective participation of PHAROL in the Euro 109 million net gains recorded by Oi directly in its shareholders equity related to the implementation of the New Structure, which are mainly associated with the recognition of tax benefits related to goodwill.

The detail of the assets and liabilities of Oi which were used for the application of the equity method is as follows:

Euro millions

	30 Sep 2015	31 Dec 2014
Current Assets	9,152	15,303
Cash and cash equivalents	2,944	760
Accounts receivable	1,795	2,313
Financial investments	692	53
Derivative financial instruments	410	106
Current assets held for sale	2,269	10,534
Judicial deposits	280	352
Other current assets	762	1,185
Non-Current Assets	11,641	14,123
Judicial Deposits	2,887	3,807
Derivative financial instruments	1,418	895
Deferred taxes	2,405	2,368
Other non-current assets	4,931	7,055
Total assets	20,794	29,426

Current Liabilities	4,739	13,214
Short-term debt	1,949	1,386
Accounts payable	989	1,346
Derivative financial instruments	300	163
Licenses and concessions payable	186	210
Provisions	273	329
Liabilities related to assets held for sale	200	8,439
Other liabilities	843	1,341
Non-current Liabilities	13,412	12,706
Debt	11,464	9,745
Derivative financial instruments	91	44
Licenses and concessions payable	2	213
Provisions	742	1,265
Other liabilities	1,113	1,438
Total liabilities	18,151	25,920
Net Assets	2,643	3,507
Share to non-controlling interests of Oi	406	469
Net assets attributable to controlling interest of Oi	2,237	3,039
Effective share of PHAROL in Oi	27.4%	22.8%
Total Investment from Pharol in Oi	614	693

13.2. Detail of PHAROL’s share in the earnings of joint ventures and associates

Gains (losses) in joint ventures and associates were accounted for by the equity method of accounting and its composition for the nine month and three month periods ended 30 September, 2015 and 2014 is as follows:

Euro million

	9M15	9M14	3Q15	3Q14
Joint ventures
Direct share in the earnings of each entity (i)
Oi	(2)	(23)	(22)	1
Telemar Participações	(0)	(9)	(0)	(1)
EDSP75 Participações	(0)	(13)	(1)	(1)
PASA Participações	(0)	(13)	(1)	(1)
Sayed RJ Participações	(0)	(2)	(1)	(1)
Venus RJ Participações	(0)	(2)	(1)	(1)
Gain resulting from the increase in the interest held in Oi (iv)	131	—	—	—
Reversal of provision (v)	(141)	—	—	—
	(13)	(63)	(26)	(5)
Joint ventures
Effective share in the earnings of each entity
Oi (ii)	(2)	(31)	(26)	1
Holdings controladoras da Oi (iii)	(1)	(32)	(0)	(6)
Gain resulting from the increase in the interest held in Oi (iv)	131	—	—	—
Reversal of provision (v)	(141)	—	—	—
	(13)	(63)	(26)	(5)
Associates
Direct share in the earnings of each entity (vi)
Oi	(43)	—	(43)	—
Telemar Participações	(0)	—	(0)	—
EDSP75 Participações	(3)	—	(3)	—
PASA Participações	(3)	—	(3)	—
Sayed RJ Participações	(1)	—	(1)	—
Venus RJ Participações	(1)	—	(1)	—
	(52)	—	(52)	—
Associates
Effective share in the earnings of each entity
Oi (vii)	(52)	—	(52)	—
Holdings controladoras da Oi (viii)	(0)	—	(0)	—
	(52)	—	(52)	—

Earnings of joint ventures and associates	(65)	(63)	(78)	(5)

(i) These captions, as explained above, reflect PHAROL’s direct share in the earnings of each joint venture, including, in the case of Oi’s controlling holding companies, their share of Oi’s net income and also the net income generated by these same entities excluding the equity method of accounting of Oi, up to the moment of loss of joint control on 30 July, 2015.

(ii) This caption reflects PHAROL’s direct share in the earnings of Oi up to 30 July, 2015. The breakdown of Oi’s earnings and losses used in the equity method accounting are outlined below.

(iii) This caption reflects PHAROL’s effective share in the earnings and losses of Oi’s controlling holding companies excluding these entities’ share in the earnings of Oi, calculated through the equity method of accounting up to 30 July, 2015. Thus, this caption relates basically to PHAROL’s share in (a) interest expenses of TmarPart, LF and AG relating to the debt these entities held that was repaid on 5 May, 2014, as mentioned above and (b) administrative and other operating costs incurred by TmarPart.

(iv) This caption corresponds to the gains recorded directly and indirectly, through the controlling holdings of Oi, by PHAROL totaling Euro 131 million, relating to the increase in the stake held in Oi as a result of the reduction in the number of Oi’s outstanding shares following the completion of the Exchange.

(v) This cost of Euro 141 million (Note 17) corresponds to the estimated impact recorded on 31 December, 2014 relative to the increase in the stake held in Oi following the completion of the Exchange, which was deducted from the provision for the Exchange. This amount, net of the effective gain of Euro 131 million recorded in 2015, as mentioned above, resulted in a total net loss of Euro 10 million recorded in 1Q15, mainly associated with the reduction in Oi’s shareholders equity between 4Q14 and 1Q15.

(vi) These captions, as explained above, reflect PHAROL’s direct share in the earnings of each joint venture, including, in the case of Oi’s controlling holding companies, their share of Oi’s net income and also the net income generated by these same entities excluding the equity method of accounting of Oi, from 30 July, 2015 onwards. For 9M15, these include the net earnings of the holding companies up to the moment of their incorporation in Oi on 1 September, 2015.

(vii) This caption reflects PHAROL’s efective share in the earnings of Oi from 30 July, 2015 to 30 September, 2015. The breakdown of Oi’s earnings and losses used in the equity method accounting are outlined below.

(viii) This caption reflects PHAROL’s effective share in the earnings and losses of Oi’s controlling holding companies excluding these entities’ share in the earnings of Oi, calculated through the equity method of accounting from 30 July, 2015 to 30 September, 2015. Thus, this caption mainly relates to PHAROL’s share in administrative and other operating costs incurred by TmarPart.

(ix) The detail of the earnings and losses of Oi that were used for the application of the equity method of accounting, which were adjusted for the purchase price allocation as well as other adjustments to conform to PHAROL’s accounting policies, are as follows:

Euro millions

	9M15	9M14	3Q15	3Q14
Services rendered and sales (i) (ii)	5,857	6,744	1,681	2,313
Operating expenses excluding amortization (i)	4,130	4,483	1,136	1,562
Interconnection (iii)	416	664	127	211
Personnel (iv)	547	673	173	233
Third-party services (v)	1,346	1,483	388	520
Grid maintenance service (vi)	423	452	132	162
Rentals and insurance (vii)	748	757	232	256
Other operating income (expenses), net (viii)	650	454	83	181
Operating income excluding amortization	1,727	2,261	545	751
Depreciation and amortisation	1,071	1,077	319	382
Income from operations	655	1,184	226	369
Finantial expenses	1,263	1040	514	331
Income before taxes	(607)	144	(287)	38
Income taxes	(73)	113	(12)	21
Net income from continuing operations	(534)	31	(275)	17
Net income from discontinued operations (ix)	308	(26)	(18)	(15)
Net income	(226)	5	(294)	2
Share to non-controlling interests	(10)	0	(12)	(1)
Net income attributable to controlling interests	(216)	5	(282)	2

(i) The y.o.y comparison of these captions is negatively affected by the devaluation of the Real against the Euro and positively by the impact of the consolidation of revenues and operating expenses from operations in Africa during 2015, which were acquired on 5 May, 2014 through the acquisition of PT Portugal. The explanation for the changes in these captions on a comparable basis is presented below.

(ii) Excluding the effect of the Real devaluation against the Euro and the consolidation of revenues from operations in Africa, Brazilian revenues would have decreased by 3.1% y.o.y, reflecting primarily lower revenues in the (1) Residencial segment (-1.8%), (2) Personal (-0.8%), where the increase in subscriber revenues (6.8%) was more than offset by the decrease in interconnection revenues, which were impacted by the MTR reduction, and handset revenues as a result of the outsourcing of equipment sales, and (3) Enterprise/ SMEs (-3.3%). In the nine and three month periods ended 30 September, 2015 and 2014, the breakdown of revenues by customer segment is as follows:

Euro millions

	9M15	9M14	3Q15	3Q14
Residential	2,095	2,381	599	771
Personal	1,794	2,038	502	642
Enterprise/Corporate	1,699	1,930	484	601
Others	269	395	96	300
	5,857	6,744	1,681	2,314

(iii) The decrease in interconnection costs reflects primarily a drop in MTR rates, and lower off-net traffic.

(iv) The decrease in personnel costs reflects the reduction in headcount as well as the adoption of several optimization measures undertaken to increase productivity and efficiency, control overtime and on-call hours and a more restrictive hiring policy.

(v) Third party service costs, were impacted by the increase in electricity tariffs, and higher expenses with pay TV content and Value Added Services (VAS), resulting from the increase in pay TV subscriber base and in data traffic. During the quarter, there was a decrease, y.o.y, mainly due to the optimization of sales channels, with higher use of own channels.

(vi) Network maintenance services costs in Brazil increased y.o.y mainly due to the new contractual terms of network service providers (PSR). This cost line is associated with the quality of services provided to customers, which is also a priority for Oi, despite the focus on cost savings and efficiency gains.

(vii) The increase in rentals and insurance was explained by the appreciation of the USD and contract adjustments, which impacted operating lease contracts, especially those related to GlobeNet and the SES-6 satellite, as well as the increase resulting from the sale of a slot of mobile towers in 2014.

(viii) Other net operating expenses in 9M154 include a gain of R$1.2 billion (Euro 0.4 billion) related to the sale of mobile towers during 1Q14.

PHAROL recorded its share in the earnings of Oi under the equity method of accounting based on its effective interest during 2015 (22.8% until 30 March, 27.5% until 1 September and 27.4% until 30 September) and 2014 (22.8% since 8 September, 39.7% since 5 May and 23.2% since the beginning of 2014).

14.           Other current and non-current assets

Following the completion of the Exchange on 30 March, 2015 (Note 1), PHAROL delivered Oi shares in connection with the Exchange to PT Finance and received debt securities issued by Rio Forte with a nominal value of Euro 897 million and the Call Option for Oi shares. On 30 September, 2015, the fair value of the assets received by PHAROL were assessed at Euro 163 million (Note 12), including (1) Euro 135 million related to the debt instruments issued by Rio Forte, and (2) Euro 28 million related to the value of the Call Option. As at 30 September, 2015, Net foreign currency exchange losses and Net losses on financial assets and other investments includes respectively Euro 17.9 million and Euros 39.2 million in accordance with an independent valuation of the Call Option.

15.           Accounts Payable

As at 30 September, 2015 and 31 December, 2014, the composition of this caption is as follows:

Euro

	30 Sep 2015	31 Dec 2014

Current accounts payable
Current suppliers	2,691,390	984,563
Others (i)	551,257	7,976,579
	3,242,647	8,961,143

(i) This caption includes Euro 7.9 million as at 31 December, 2014 that was payable to Oi subsidiaries regarding amounts received from the Portuguese government relating to municipal taxes, fiscal benefits and international taxes under PHAROL’s former tax consolidation group.

16.           Accrued Expenses

As at 30 September, 2015 and 31 December, 2014, the composition of this caption is as follows:

Euro

	30 Sep 2015	31 Dec 2014

Supplies and external services (i)	18,054,717	19,248,143
Vacation pay and bonuses	324,683	4,187,317
Others	25,109	13,824
	18,404,509	23,449,284

(i) This caption relates mainly to certain non-recurring financial consulting and legal fees incurred in connection with the business combination between PHAROL and Oi, which are completely recognized.

(ii) As at 31 December, 2014 this caption includes employment obligations subsequently transferred to PT Portugal amounting to Euro 3.6 million.

17.           Provisions

As at 30 September, 2015 and 31 December, 2014, the composition of this caption is as follows:

Euro

	30 Sep 2015	31 Dec 2014

Provisions for risks and costs
Litigation	73,500	73,500
Taxes	2,358	2,358
Other	—	27,110,319
	75,858	27,186,177

On 31 December, 2014, provisions for other risks and costs correspond to a provision of Euro 27 million related to the Exchange entered into with Oi (Note 1), which reflected: (1) a provision of Euro 168 million (Note 12) corresponding to the difference between the carrying value of Oi shares delivered and the fair value of the assets received under the Exchange, (2) net of an amount of Euro 141 million (Note 13) corresponding to the estimated gain resulting from the increase in the effective interest in Oi from 22.8% to 27.5% due to the decrease in the number of Oi’s outstanding shares after the completion of the Exchange. On 30 March, 2015, following the completion of the Exchange the provision was reversed through profit and loss.

18.           Consolidated Statement of Cash Flows

(a)              Payments to suppliers

During 9M15, payments to suppliers mainly reflect payments of commitments that arose in 2014, related to past tax payments (and related tax credits) to Oi, as well as third party suppliers and consultants.

(b)              Cash receipts resulting from interest and related income

In 9M14, net cash receipts relate primarily to financial applications of Bratel Brasil up to 5 May, 2014, when it used the proceeds from these applications together with the proceeds from a share capital increase realized by Bratel to subscribe convertible debentures issued by certain entities that directly or indirectly control AG and LF.

(c)              Payments relating to loans obtained

In 9M14 this caption includes mainly the repayment of the liability related to equity swaps on treasury shares following the physical exercise of these contracts on 7 May, 2014, through cash that remained at PHAROL after the Oi share capital increased for that purpose. Following this repayment, PHAROL holds directly 20,640,000 of its own shares and as a result recorded a non-distributable reserve for the acquisition cost of those shares, amounting to Euro 178,071,827.

(d)             Cash and cash and equivalents at the end of the period

As at 30 September, 2015 and 30 September, 2014, the composition of this caption is as follows:

Euro

	30 Sep 2015	30 Set 2014

Cash	2,910	2,000
Demand deposits	20,107,628	8,578,570
Time deposits	57,011,367	93,900,000
Other bank deposits	—	3,110,908
	77,121,905	105,589,478

19.           Related Parties

a) Associated Companies and Joint Ventures

PHAROL maintained an influence on the associated companies below until the Oi Capital Increase, completed on 5 May, 2014, when it contributed its 100% holding in PT Portugal’s share capital, including the indirect investments in these associated companies. The table below presents the transactions occurred during the six month periods ended 30 June, 2015 and 2014 between PHAROL, including its former controlled entities prior to the Oi Capital Increase for the first quarter of 2014, and its jointly controlled entities and former associated companies.

Euro

	Costs and losses		Revenues and gains		Net interest income
Company	30 Sep 2015	30 Apr 2014	30 Sep 2015	30 Apr 2014	30 Sep 2015	30 Apr 2014

Joint ventures	681,470	1,035,361	—	4,178,146	—	—
International companies
Unitel	—	2,579,292	—	4,542,112	—	—
Multitel	—	62,348	—	476,471	—	—
Others	—	—	—	—	—	—
National companies:
PT ACS	—	3,910,991	—	—	—	—
Sportinveste	—	143,441	—	58,727	—	10,798
Siresp	—	—	—	6,490,862	—	16,738
Others	—	229,763	—	1,297,778	—	40,057
	681,470	7,961,196	—	17,044,096	—	67,593

In addition to the transactions mentioned above, as at 31 December, 2014, PHAROL had accounts payable to jointly controlled entities amounting to Euro 7,874,531, and had accounts receivable from jointly controlled entities amounting to 114,903.

Although the companies were not associates on 31 December, 2014 and PHAROL did not have direct significant influence on these entities as of that dates, the above entities continued to be Oi investments.

b) Other

During the nine month periods ended 30 September, 2015 and 2014, fixed remuneration of Board members, which was established by the Remuneration Committee, amounted to Euro 1.4 million and Euro 3.5 million, respectively.

Regarding the nine month period ended 30 September, 2014, under the terms of the remuneration policy established by the Remuneration Committee, the executive board members were entitled to receive a variable remuneration depending on performance achieved, 50% of which is required to be paid the following year and the remaining 50% is required to be paid three years later if certain performance measures are met. PHAROL recognized annually the costs related to these variable remunerations. In the six month period ended 30 September, 2014 and after the Evaluation Committee had verified that the terms of the remuneration policy had been complied with, an amount of Euro 4.89 million was paid to executive board members relating to the 50% portion of the 2010 variable remunerations that had not been paid in the following year and deferred for a three year period.

On 30 September, 2015, no stock based or any compensation program of was in force nor any other or termination benefit program.

For the nine month periods ended 30 September, 2015 and 2014, PHAROL key employees received fixed remuneration amounting to Euro 1.0 million and Euro 1.1 million, respectively. No variable remunerations were paid to key employees during these periods.

20.           Shareholders with Qualified Holdings

The Company believes that it is relevant to disclose outstanding balances and transactions with its main shareholders, namely those with a qualified holding of more than 2% in PHAROL’s share capital, and with all the entities reported by these shareholders as being part of the respective economic groups. The tables below present the balances as at 30 September, 2015 and 31 December, 2014, and the transactions occurred in the nine month periods ended 30 September, 2015 and 2014 between PHAROL and these entities that are identified as shareholders with qualified holding and respective economic groups:

Euro

	30 Sep 2015		31 Dec 2014
Shareholder	Cash and cash equivalents (i)	Accounts payable	Cash and cash equivalents (i)	Accounts payable
Novo Banco, S.A. (i)(ii)	16,768,655	—	371,430	5,755,946
	16,768,655	—	371,430	5,755,946

(i) As from 3 August, 2014 onwards, the qualified holding of PHAROL previously held or imputed to Banco Espírito Santo, S.A., was held by Novo Banco, S.A.

(ii) As at 30 September, 2015 and 31 December, 2014, cash equivalents mainly include term deposits at Banco Espírito Santo and Banco Espírito Santo Investimento. The amount registered as accounts payable as at 31 December, 2014 was in respect of Banco Espírito Santo Investimento (“BESI”) which, since September 2015, is no longer owned by Novo Banco.

In addition, as at 31 March, 2014, PHAROL held in its Balance Sheet Euro 897 million corresponding to debt securities issued by Rio Forte, subscribed through BES, which were repaid in April 2014 and reinvested in new debt securities also issued by Rio Forte that were transferred to Oi on 5 May, 2014, within the scope of the Oi Capital Increase. These debt securities were not settled by the debtor on maturity. On 30 March, 2015, these debt instruments were exchanged with Oi for a number of Oi shares owned by PHAROL, as explained in Notes 1, 12 and 13.

Euro

	30 Sep 2015		30 Set 2014
Shareholder	Costs and losses	Net interest income	Revenues and gains (i)	Costs and losses (i)	Net interest income
Novo Banco, S.A. (ii)	855,466	3,736	—	285,155	—
Grupo BES (ii)	—	—	4,667,477	13,071,436	13,772,609
RS Holding	—	—	143,861	1,228,160	—
Visabeira	—	—	2,245,730	22,608,561	—
	855,466	3,736	7,057,068	37,193,312	13,772,609

(i) As mentioned above, this caption mainly reflects the transactions that occurred up to 5 May, 2014, because as from that date PHAROL no longer controlled the entities that were contributed to Oi in connection with the Oi Capital Increase and which were the counterpart in most of the transactions with shareholders with qualified holdings.

(ii) As from 3 August, 2014 onwards, the qualified holding of PHAROL previously held or imputed to Banco Espírito Santo, S.A., was held by Novo Banco, S.A.

21.           Subsequent events

On 7 October, 2015, Moody’s announced its revision of the credit rating attributed to Oi, downgrading the long-term global scale credit rating to Ba3 from Ba1 and certain obligations of Oi to B1 from Ba2. The outlook is negative.

On October 8, 2015, the Board of Directors of Oi confirmed the voluntary conversion of preferred shares into common shares issued by Oi (“Voluntary Conversion”), approved the effective conversion of the preferred shares tendered for conversion with BM&FBovespa and Banco do Brasil, and accepted for exchange the American Depositary Shares (“ADSs”) representing preferred shares (“Preferred ADSs”) that tendered their Preferred ADSs.

After the market closed on October 9, 2015 the common shares issued as a result of the Voluntary Conversion were available in the custody accounts kept at the BM&FBovespa or Banco do Brasil of the respective shareholders that declared their intentions to convert their preferred shares, and could be traded by their holders on the BM&FBovespa from October 13, 2015. The ADSs representing new common shares as a result of the Offer to Exchange in connection with the Voluntary Conversion were issued on October 13, 2015.

The Board of Directors of Oi also approved the call for an extraordinary general meeting, in order to reflect the outcome of the Voluntary Conversion in the Bylaws of Oi.

Upon conclusion of the Voluntary Conversion, 155,915,486 preferred shares that were not tendered for conversion or exchange by their holders remain outstanding.

On October 13, 2015, Oi informed that on September 14, 2015 it had received notice from the New York Stock Exchange, Inc. (the “NYSE”) that it was not in compliance with NYSE’s continued listing standard that requires that the average closing price of a company’s listed securities not fall below $1.00 per share for any consecutive 30 trading-day period.

Under NYSE rules, Oi has a period of six months from the receipt of the NYSE notice to regain compliance with the minimum share price requirement. During the interim period, Oi’s American Depositary Shares, each representing one Oi common share (“Common ADSs”), and Oi’s American Depositary Shares, each representing one Oi preferred share (“Preferred ADSs”), will continue to be listed and traded on the NYSE, subject to Oi’s compliance with other NYSE continued listing requirements.

Oi intends to amend the terms of its Common ADSs and Preferred ADSs to increase the number of common shares and preferred shares of Oi represented by the Common ADSs and Preferred ADSs, respectively, in order to regain compliance with the NYSE’s minimum share price requirement. Oi has not yet determined the applicable ratios of shares per ADS, but intends to select these ratios with the expectation that following these amendments, Oi will be in compliance with the NYSE’s minimum share price requirement for the foreseeable future. The amendments of the terms of the Common ADSs and Preferred ADSs must be approved by Oi’s board of directors and Brazilian Securities Commission (Comissão de Valores Mobiliários). Oi intends to implement this change in ratio prior to March 14, 2016.

On October 30, 2015, Oi informed that on October 28, 2015, after having evaluated the exclusivity proposal delivered by L1 Technology for the potential transaction with the purpose of making possible a consolidation of the Brazilian telecommunications sector involving a potential business combination with TIM Participações S.A., Oi sent a letter to L1 Technology, containing an exclusivity counterproposal, by which Oi and L1 Technology would grant each other a mutual right of exclusivity for a period of seven (7) months from October 23, 2015, with respect to, primarily, business combinations involving companies or assets in the Brazilian telecommunications sector.

Oi has received confirmation that L1 Technology agrees with all the terms of the counterproposal. As a result, Oi and L1 Technology are bound by exclusivity for the period of seven (7) months from October 23, 2015.

If the transaction is completed, Oi expects it would lead to a reduction in the leverage of Oi, becoming a more robust player, and would lead to the generation of important synergies and economies of scale, promoting value generation for all of its shareholders. A potential business combination of Oi and TIM Participações should result in the creation of a more complete and well-positioned telecommunications operator that would be able to compete against global players already operating in Brazil. Customers should benefit from the resulting strengthening of Oi.

The General Meeting of Shareholders held on 4 November, 2015 has approved the following proposals:

1)             Approval of the acquisition by the Company of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the Board of Directors, and on the following terms:

a.             Maximum number of shares to be acquired: Up to a limit equivalent to 7.7% of the share capital, deducting any dispositions made, without prejudice to such quantity as may be required for compliance with the acquirer’s obligations under law, contract or issuances of securities, subject to, if applicable, subsequent disposition, as established by law, of such shares exceeding such limit. Subject to the requirements established by law and by this resolution, the acquisitions that the Board of Directors may execute within the framework of a share buyback programme is hereby approved, such acquisition to be made in any of the forms provided for under this proposed resolution;

b.             Term during which the acquisition may be made: Eighteen months, as from the date of the present proposed resolution;

c.              Forms of acquisition: Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a regulated market or in an over-the-counter transaction, in compliance with the principle of equal treatment of shareholders as established by law, namely from a financial institution with which the Company has entered into an equity swap agreement or other similar financial derivative instruments, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract;

d.             Minimum and maximum consideration for the acquisitions: The consideration of the acquisition should fall within an interval of 25% less than the lowest trading price and 25% more than the average trading price of the shares to be acquired on the Euronext Lisbon during the 3 regulated market sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments;

e.              Objectives: The acquisition by the Company of its own shares, including rights of acquisition or allocation of its own shares, may take the form of a buyback programme pursuant to and for the purposes of Commission Regulation (EC) 2273/2003, of December 22, 2003;

f.               Time of the acquisition: To be determined by the Board of Directors, taking into account the market situation and the convenience or obligations of the Company, and to be carried out on one or more occasions in the proportions established by the Board of Directors.

2)             Approval of the disposition of own shares that may have been acquired, subject to a resolution of the Board of Directors, and under the following terms:

a.             Minimum number of shares to be disposed of: The number corresponding to the minimum block of shares which at the time of the disposition is legally stipulated for the shares of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law or contract;

b.             Term during which the disposition may be made: Eighteen months from the date of the present proposed resolution;

c.              Form of disposition: Subject to the terms and mandatory limitations established by law, disposition for consideration in any form, namely by sale or exchange, to be made on a regulated market or over-the-counter to certain entities designated by the Board of Directors, in compliance with the principle of equal treatment of shareholders as established by law, namely to financial institutions counterparties to equity swap agreements or other similar financial derivative instruments, or where the disposition is resolved within the framework of, or in connection with, a proposal for the application of profits or distribution of reserves in kind, without prejudice to, in case of any disposition in fulfilment of an obligation, to be carried out in accordance with the applicable terms and conditions;

d.             Minimum price: Consideration of no more than 25% below the average trading price on the Euronext Lisbon of the shares to be disposed of during the three regulated market sessions immediately preceding the date of disposition;

e.              Time of disposition: To be determined by the Board of Directors, taking into account the market situation and the convenience or obligations of the Company, to be carried out on one or more occasions in the proportions established by the Board of Directors.

3)             Approval that an indication be conveyed to the Board of Directors that, without prejudice to its freedom of decision and action within the framework of the resolutions numbers 1 and 2 above, it take into account, depending on the circumstances that the Board deems relevant (and, in particular, as regards acquisitions that are part of buyback programmes that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) in force at each moment, the following practices advisable as regards the acquisition and dispositions of own shares under the authorizations granted in accordance with the foregoing paragraphs:

a.                Disclosure to the public, before the beginning of the acquisition and disposition transactions, of the content of the preceding authorization, in particular, their goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the period authorized for such purpose;

b.                Record keeping of each transaction carried out within the framework of the preceding authorizations;

c.                 Public disclosure of the transactions carried out by the end of the seventh day of the trading session following the date on which such transactions take place, without prejudice to the disclosure of the final position whenever it exceeds or falls below 1%of the share capital or multiples thereof, within the periods foreseen in the regulations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários);

d.                Carrying out the transactions under conditions of time, manner and volume that do not disturb the regular operation of the market, namely seeking to avoid executing such transactions at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance and at times close to the disclosure of non-public information;

e.                 Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Euronext Lisbon;

f.                  Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g.                 Refraining from disposing of shares during any execution of a buyback programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, namely according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

4) Ratification of the co-option of Maria do Rosário Pinto-Correia and André Cardoso de Meneses Navarro as directors of the company to complete the 2015-2017 term of office.

Contacts

Investor Relations

Luís Sousa de Macedo

Investor relations Director

PHAROL SGPS

RUA JOSHUA BENOLIEL, 1, 2C

EDIFÍCIO AMOREIRAS SQUARE

1250-133 LISBOA, PORTUGAL

Tel: +351 21 269 7698

Fax: +351 21 269 7949

E-mail: ir@pharol.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports)

Depositary bank

Deutsche Bank Trust Company Americas

ADR Division

Floor 27

60 Wall Street

New York 10005-2836

Fax: +1(732)544-6346

Holders of ADRs may also request additional information directly from PHAROL’s depositary bank for ADRs in New York.

Website

All publications and communications are available at: www.pharol.pt

Registered Office

RUA JOSHUA BENOLIEL, 1, 2C

EDIFÍCIO AMOREIRAS SQUARE

1250-133 LISBOA, PORTUGAL

Tel: +351 21 269 7690

Registered with the Commercial Registry Office of Lisbon under no. 503 215 058

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.